U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB/A


      General Form for Registration of Securities of Small Business Issuers
          Under Section 12(b) or 12(g) of the Securities Act of 1934.

                              PSI INDUSTRIES, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


           FLORIDA                                   59-2736501
-------------------------------          ---------------------------------------
(State or Other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)



1160 B SOUTH ROGERS CIRCLE, BOCA RATON, FLORIDA                   33487
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                        (Zip Code)

                                 (561) 997-1133
--------------------------------------------------------------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

         Title of Each Class           Name of Each Exchange on Which
         to be so Registered           Each Class is to be Registered
         -------------------           ------------------------------

________________________________       _________________________________

________________________________       _________________________________



Securities to be registered under Section 12(g) of the Act:

                             Common Stock, .0001 Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.
-------  ------------------------

GENERAL.
--------

         PSI Industries, Inc. (the "Company") is engaged in the wholesale distribution and manufacture of cameras, photographic film, certain internationally branded cameras and ancillary photographic equipment nationwide to wholesale and retail businesses. Since its formation in 1986, the Company has evolved into a major national wholesale distribution company to over 20,000 specialty retail and mass market merchandise outlets and wholesalers.

         The Company estimates that the market for cameras, film, and ancillary photographic equipment is in excess of $75 billion annually and is projected to enjoy steady growth as reported in the 1997 PMA Consumer Photographic Survey. The Company markets and distributes its products to a market comprised of photographic retailers, independent gift boutiques, sundry shops, convenience stores, pharmacies, mass marketers, and other similar retailers and wholesalers. The Company's product lines represent distinct market segments for these customers, and often represent a potential one-stop source for the Company's customers of the products that the Company distributes.

         The Company's camera products consist of five segments of the single-use disposable and 35mm camera industry: (1) The Message Camera(TM) which allows for the application of full-color messages and graphics to pre-exposed film offering the consumer occasion-specific messages on each print, utilizing the Company's own patent pending proprietary technical process; (2) Smiletime(TM) camera, a proprietary line of high quality 35mm and single-use cameras competitively priced to meet the standards of wholesalers and the camera retailer; (3) private label cameras, which contain customized camera identities for private label retail customers; (4) Logo and Message-type cameras serving corporate America for incentive and promotional and premium events; and (5) international branded cameras, such as Kodak and Fuji.

         The single-use camera photographic market continues to be one of the fastest growing segments within the film-imaging sector. Since its introduction, there has been dramatic growth in the sales of the cameras, from sales of less than 1 million units in 1988 to in excess of 270 million units worldwide in 1997 with 84 million units sold in the United States. In 1996, 1997, and through September 30, 1998, the Company has sold approximately 500,000, 1,500,000, and 2,300,000 units, respectively.

         In January of 1996 the Company became the worldwide licensee, distributor and manufacturer of The Message Camera(TM) under a licensing arrangement with Keepsake, Inc. With the establishment of a nationwide sales force of independent manufacturer's representatives, independent distributors and appointment of international distributors, the Company began to create a demand for The Message Camera(TM) as well as its other camera products. It subsequently became evident that Polaroid Corporation of Cambridge, Massachusetts, held a patent for photographic technology encompassing pre-exposed film. Effective November 1, 1997, due to a dispute that arose over the validity of Keepsake's patents, the Company discontinued the royalty payments to Keepsake and entered into a license agreement with Polaroid Corporation, precipitating the termination of the Keepsake agreement in February, 1998. See "LEGAL PROCEEDINGS".

         Under the terms of the agreement with Polaroid, the Company has a non-exclusive license to manufacture and sell single-use cameras containing pre-exposed film worldwide. To the best of the Company's knowledge, Concord Camera Corporation is the only other company that has been issued a non-exclusive license from Polaroid for the use of the same technology. See "DESCRIPTION OF BUSINESS - Licenses, Patents and Trademarks".

PRODUCTS.
---------

         ANCILLARY IMAGING DIVISION. The Company's Ancillary Imaging Division is
         --------------------------
the distribution of branded cameras, photographic film, ancillary photographic equipment and other proprietary photographic products. Among the products sold are amateur film, cameras, batteries, travel supplies, albums, photo accessories, mini-lab supplies and camera accessories. Among the brand names sold by the Company are Kodak, Fuji, Konica, Keystone, Agfa, Polaroid, Duracell, Sony, Canon, Olympus, Ricoh and Minolta, to name a few.

         CAMERA DIVISION. The Camera Division is divided into four profit
         ---------------
centers.

         THE MESSAGE CAMERA(TM)/RETAIL. The Message Camera(TM) is a small,
         -----------------------------
compact and contoured single-use camera, which incorporates a patent-pending technological process, through which a color-latent image is pre-exposed onto color negative film and placed into a technologically proprietary single-use camera. The Message Camera(TM) is preloaded and ready to use with high quality 400 ISO high definition film and may contain 12, 15, 18 or 24 exposures.

         The retail occasion-specific line of Message Camera(TM) includes the following: The "Happy Birthday" Message Camera(TM), the "Wedding" Message Camera(TM), the "Anniversary" Message Camera(TM), the "It's a Boy" Message Camera(TM), the "It's a Girl" Message Camera(TM), the "Party" Message Camera(TM), the "Vacation" Message Camera(TM), the "Bible" Message Camera(TM), the "Graduation" Message Camera(TM), the "Pet Dog" Message Camera(TM), the "Pet Cat" Message Camera(TM), the "Season's Greetings" Message Camera(TM), "Baby's First Birthday" Message Camera(TM), the "Halloween" Message Camera(TM), the "Baby Shower Message Camera(TM)", the "Bridal Shower Message Camera(TM)" and the "Hawaii Message Camera(TM)". Certain cameras consist of 18 exposures and others contain 24 exposures. Each occasion-specific camera has a different occasion-related message and/or colorful art on each frame and/or photographic print. Printed on the top of each camera is the list of messages pre-exposed and the frame on which it will appear.

                  SMILETIME(TM) CAMERAS. The Company's Smiletime(TM) cameras are
                  ---------------------
a line of 35mm single-use cameras that are currently comprised of five different colorful models, available with or without flash. The product line includes an underwater use model and a panoramic model which produces broader and larger snapshots. The Smiletime(TM) single-use cameras are pre-loaded with 400 ISO high definition 15 or 27 exposure color film. Certain models are produced using newly constructed proprietary cameras and other models are made using recycled camera casings.

                  MESSAGE/LOGO PREMIUM INCENTIVE CAMERAS. Message/Logo Premium
                  --------------------------------------
Incentive Cameras are a unique promotional tool for event marketing and product promotions that enables corporate America to incorporate its name, logo, company slogan or personalized message on the film itself or on the outer camera packaging. Each standard premium camera may consist of 15 or 24 exposures. A significant feature of the camera is the capability of including an advertisement, rebate, coupon or free offer photograph on a 16th or 25th exposure, which the user unexpectedly receives with their developed film. Examples of this promotional tool may include an autographed photograph, a free gift coupon, a discount on the next purchase, an announcement of an upcoming event, promotion or an informative advertisement.

                  PRIVATE LABEL. Private Label cameras consist of single-use
                  -------------
cameras or 35mm cameras prepared and designed specifically for the mass-market retailers requiring a competitively priced high-quality product under their own corporate image.

         The Camera Division currently has cameras manufactured on a sub-contract basis in the People's Republic of China and Hong Kong using its camera requirements. These manufacturers are some of the world's foremost single-use and 35mm camera manufacturers. Currently most of the product line of 35mm cameras manufactured by the Company are newly constructed. There is, however, an on-going supply of recycled camera casings, which, from time to time, the Company remanufactures and recycles for its own proprietary single-use camera line. The advantage to the use of recycled casings enables the Company to competitively sell a single-use camera in the marketplace at increased profits.

         SHARP COLOR FILM. The Company has a wholly-owned subsidiary, Sharp Film
         ----------------
Corp., and is currently using the name "Sharp Color Film(TM)" imprinted on each canister of film and loaded into The Message Cameras(TM) and the Smiletime(TM) and Logo cameras. It is the Company's intention to introduce a line of color negative film to the consumer marketplace known as Sharp Film to its own niche market as sales of the Camera Division grow and brand awareness is achieved.

SALES AND MARKETING.
--------------------

         ANCILLARY IMAGING DIVISION. The Company distributes its ancillary
         --------------------------
imaging products to independent specialty retailers and regional chains, which include camera stores, film labs, gift shops, convenience stores, pharmacies and one-hour photo retailers and wholesalers. The products are sold to an aggregate of 20,000 individual customers. Sales of the ancillary imaging products are primarily accomplished through the Company's in-house telemarketing sales organization and mass catalogue mailings. In its sales of ancillary imaging products there are no order requirements for the retailer and orders are usually processed the same day received.

         THE MESSAGE CAMERA(TM). The occasion-specific line of Message
         ----------------------
Cameras(TM) is marketed domestically by a group of 23 independent manufacturer's representative organizations with a combined sales force of approximately 275 sales representatives. The sales organizations have been assigned to specific market segments within their territory. The Company has currently divided the segments into mass merchandise retailers and independent gift retailers. The mass merchandise retailers include all drug, grocery and convenience store chains, discount stores and wholesale clubs. The Company focuses its marketing in this market segment on the top 141 retailers and has selected experienced sales representative organizations to market this product. Several mass market merchandisers including Walgreens, Toys-R-Us, K-Mart, American Stores, CVS and Party City already carry The Message Camera(TM) line. The Message Camera(TM) is also marketed to a wide range of independent retail stores such as gift and card stores, party stores, airport hotel and motel gift shops, flower shops, baby stores, religious book stores and military post exchanges. According to the 1996 Gift and Decorative Accessories Trade Publication, there are in excess of 170,000 independent retailers to whom the product line may be sold.

         THE PREMIUM/INCENTIVE MESSAGE/LOGO CAMERAS. The Premium/Incentive
         ------------------------------------------
Message/Logo camera is currently marketed by a combination of independent sales representative organizations that focus on promotional activities for corporate clients and by the Company's own product premium sales department. Some of the companies that have utilized the message camera incentive program for promotional purposes are: Coca Cola, IBM, NationsBank, John Hancock Insurance, Club Med and Sprint. The Company also targets the private label promotional market by utilizing the approximately 10,000 ad specialty distributors who are members of the Ad Specialty Institute Association and offer The Message Camera(TM) to their corporate clients throughout the world.

         The Company believes that The Message Camera(TM) concept has a potential in the world marketplace. Accordingly, it intends to market the products internationally through the identification of overseas distributors throughout Europe, Mid-East and Asia, each of which would be granted exclusive distribution rights within a specified territory under negotiated sales and distribution agreements.

         SMILETIME(TM) CAMERAS. The Company markets its Smiletime(TM) camera
         ---------------------
line both as part of its ancillary imaging business through mass catalogue distribution and telemarketing sales as well as through numerous sales representative organizations that may include the same representative organizations that market The Message Camera(TM). Most of the Smiletime(TM) sales which have increased significantly in the first nine months of 1998 are to independent specialty retailers, tobacco, sundry, and health and beauty aid wholesalers.

         PRIVATE LABEL/LOGO CAMERAS. The Private Label/Logo camera line is
         --------------------------
currently marketed by a number of the independent sales representative organizations. This line of cameras is overseen by the Company's Vice President of Sales who is responsible for marketing the line to mass retailers and regional chains. Among these retailers and wholesalers are K-Mart, Family Dollar Stores and Bergen Brunswig Company (distributors to approximately 2,200 independent drug stores). The Company has recently been appointed the exclusive vendor for private label/logo cameras for Cardinal Health, Inc., which services 2,500 retail pharmacies nationwide.

SIGNIFICANT CUSTOMERS.
----------------------

         During 1996 and 1997, no customer accounted for more than 10% of net sales.

MANUFACTURING AND SUPPLIES.
---------------------------

         ANCILLARY IMAGING AND CAMERA DIVISION. Management believes that astute
         -------------------------------------
purchasing is one of the key ingredients of the profitability of the Company's ancillary imaging division business. Brand name film and photographic supplies are purchased from what management perceives to be the best available sources based on price and availability. Certain sources represent brand name, high quality film and supplies manufactured domestically and abroad and purchased by the Company at competitive prices.

         The Company is also a distributor for Eastman Kodak, Agfa, Polaroid and Imation products. During fiscal 1997, approximately 18% of the Company's total purchases of ancillary imaging products were from Eastman Kodak.

         The Company maintains an inventory of its product in its 18,000 sq. ft. facility at its corporate headquarters in Boca Raton, Florida. The Company also maintains inventory in the People's Republic of China and Hong Kong at its manufacturing sources.

         MESSAGE CAMERAS(TM). The Company has recently developed its own
         -------------------
proprietary manufacturing method of imprinting messages and creative images on color film. The imprinting process on the Message Camera(TM) is performed at the Company's facility in Boca Raton, Florida. To date, the product has been marketed under a license with Polaroid utilizing Polaroid's patent (see "Licenses, Patents and Trademarks").

         Currently, the Company purchases film from two major sources of film manufacturers for use in its single-use cameras. Agfa Corporation and Imation Company serve as the sources of supply for raw color negative film.

         The Company currently has its cameras manufactured by three separate sources located in China and Hong Kong, Achieva Industries, Inc., Vast Frame, Inc. and Mass Chance Electronics, Inc. ("Mass Chance"). Each of these manufacturers have been qualified for quality control and dependability. On March 1, 1999 the Company entered into a three (3) year Manufacturing and Sales Agreement with Mass Chance. The Company believes it has several other choices of manufacturers but has chosen the current three for their reliable history of performance with the Company.


         The Company believes its relationships with Eastman Kodak, Agfa, Imation and its other suppliers are satisfactory and that alternative suppliers are available if relationships falter or existing suppliers are unable to maintain standards meeting the Company's requirements. However, there can be no assurance that the Company's current or future suppliers will be able to meet the Company's requirements on commercially reasonable terms or within scheduled delivery times. Any interruption of the Company's arrangements with suppliers could cause a delay in the acquisition of the Company's products for timely delivery to its customer base.

         The Company is and will be dependent upon foreign contract manufacturers for the manufacture and assembly of its single-use cameras. By being dependent upon foreign contract manufacturers, the Company will be subject to the risks of doing business abroad, such as import duties, trade restrictions, work stoppages, foreign currency fluctuations, political instability, difficulties in enforcing the manufacturer's obligations to the Company and other factors which could have an adverse impact on the business of the Company. The three manufacturers currently supplying the Company all have the capability of supplying new casings as opposed to recycled.

         See "LEGAL PROCEEDINGS" for information with regard to an action instituted in February 1998 before the International Trade Commission by Fuji Film in which the Company is one of 28 respondents. The action seeks an import exclusion order against all defendants based upon claimed patent infringement.

COMPETITION.
------------

         There are a number of distributors and wholesalers of photographic supplies and equipment that actively compete with the Company. In some areas, competition is directly with the manufacturers of these products. Many of these companies have substantially greater financial, technical and other resources than the Company and have established reputations for success in the development, licensing and sale of their products and technology. Some of the Company's direct competitors in its ancillary imaging and camera business include Unique Photo, Concord Camera Corporation and Jazz Photo Corp. Unique is a reseller of photo supplies and single-use cameras. Concord and Jazz market cameras only and not other ancillary imaging products, as is the case with the Company. Although select areas of price competition is intense in the Company's ancillary imaging and camera business, the Company believes that it has certain competitive advantages by virtue of its proprietary product lines, its well-developed relationships with vendors and broad customer base allowing it to provide a one-stop source of products for its customers.

         There is one known competitor, DCC Compact Classics, which has begun to market a camera similar to The Message Camera(TM). However, due to the Company's marketing and product positioning over the past three years the Company believes it has taken a leadership position in the marketplace. The Company has also recently become aware that there may be one or more foreign manufacturers that have employed pre-imaging messages into single-use cameras. These cameras, to the best of the Company's knowledge, are not a threat to the Company's future performance levels and the Company is unaware of any cameras being marketed domestically or internationally.

         Other companies including Eastman Kodak, Fuji, Agfa and Polaroid currently market single-use cameras. Although these companies have substantially greater financial resources than the Company, none have marketed any camera containing pre-imprinted messages onto color negative film.

LICENSES, PATENTS AND TRADEMARKS.
---------------------------------

         POLAROID LICENSE. Effective November 1, 1997 the Company entered into a
         ----------------
license agreement with the Polaroid Corporation ("Polaroid") under which the Company received a non-exclusive license to manufacture and sell single-use cameras containing pre-exposed film worldwide under Polaroid's patent for a single-use camera containing pre-exposed film. The license, which continues until the Polaroid patent expires, is terminable upon 60 days' notice by the Company at any time and calls for the payment of a royalty to Polaroid of the greater of $.30 per camera or 5% of the net selling price.

         PSI PATENT APPLICATIONS. In July of 1998 the Company filed a patent
         -----------------------
application with the U.S. Patent and Trademark Office relating to new and unique methods for pre-burning a color latent image onto color negative film. In addition, in November of 1998 the Company filed another patent application with the U.S. Patent and Trademark Office relating to an invention regarding an alternative method utilizing the single-use camera system to be loaded with film outside of a dark room. Although the Company believes that if these patents are issued they may be of considerable value and importance to its business, there can be no assurance that the applications will result in the issuance of a patent or patents, or that if patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated.

         The Company has also applied for trademark registrations for The Message Camera(TM), Smiletime(TM) and Sharp Color Film(TM).

EMPLOYEES.
----------


         At February 1, 1999, the Company had 36 employees, 10 of whom are engaged in marketing and sales, 10 in assembly, warehousing and shipping, and 16 in management and administration. The Company's employees are not represented by a collective bargaining unit. The Company considers relations with its employees to be good.

EXECUTIVE EMPLOYMENT AGREEMENTS.
--------------------------------

         Effective January 1, 1997, the Company entered into an Employment Agreement with Benjamin Cohen, whereby Mr. Cohen was employed as President and Chief Operating Officer of the Company. The Agreement is for a term of five years and provides for an initial annual base salary of $180,000, to be increased to $250,000 in the event that the Company has completed an underwritten public offering of its securities. Mr. Cohen agreed to a reduction in his salary for 1997. In connection with the Agreement, Mr. Cohen received a grant of 1,164,470 shares of restricted stock. 388,156 shares vested as of January 1, 1997, and the remaining shares vested pro rata on a monthly basis over the period from February 1, 1997, through January 1, 1999. "Vesting" means the time when certain forfeiture restrictions in connection with the Shares lapse.

         Effective July 1, 1997, the Company entered into a three-year Employment Agreement with George Erfurt. Under the Agreement, Mr. Erfurt serves as the Company's Vice President of Sales and receives an annual base salary in the amount of $100,000. In addition, he is entitled to receive a sales commission of 1 1/2% on certain sales he makes of the Company's one-time-use cameras as well as a 1% override commission on all sales of one-time-use cameras. At the time of signing of the Agreement, Mr. Erfurt received 15,000 vested stock options exercisable at a price of $.15 per share, which he subsequently exercised in 1997. He is also entitled to additional options based upon certain performance standards of the Company's sales of one-time-use cameras.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
-------       ---------------------------------------------------------------
              RESULTS OF OPERATIONS.
              ----------------------

GENERAL.
--------

         The Company was organized in 1986 to engage in the wholesale distribution of branded cameras, photographic film, ancillary photographic equipment and other proprietary photographic products. Since its formation, the Company has evolved into a major national wholesale distribution company to over 20,000 specialty retailers, mass market merchandisers and wholesalers. Since 1987, the Company's revenues have increased on an annual basis from $1,000,000 to approximately $34,000,000 in 1994 and $19,000,000 in 1995. The Company has been profitable throughout these years. The decline in revenues in 1995 reflected primarily a strategic decision by management to focus its distribution efforts on higher margin products.

         Beginning in the latter part of 1995, the Company embarked on a program of identifying, acquiring and developing a proprietary line of cameras. In 1996, through the acquisition of exclusive distribution and manufacturing rights to the Message Camera(TM), an innovative, single-use disposable camera which allows for the application of full-color messages and graphics to pre-exposed film, and the development of its Smiletime(TM) camera, a proprietary line of high-quality 35mm single-use cameras, the Company added a Camera Division as an independent profit center. The development of the Camera Division enabled the Company not only to add products with significantly higher profit margins but also allowed the Company to expand its marketing to other channels of distribution. Due primarily to the market penetration of its Camera Division which achieved sales of approximately $10,000,000 in 1997, the Company's revenues for 1997 increased to approximately $24,000,000 compared with approximately $14,000,000 in 1996.

RESULTS OF OPERATIONS.
----------------------

         The following table sets for the periods indicated the percentage of revenues represented by certain items reflected in the Company's Statements of Operations.


                             PERCENTAGE OF REVENUES
                             ----------------------

                                                                       NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,   SEPTEMBER 30,
                                               -----------------------   -------------

                                                    1997       1996       1998     1997
                                                    ----       ----       ----     ----

Net Sales                                            100%      100%       100%      100%

Cost of Sales                                      79.99%    75.62%     75.41%    74.13%
                                                  -------    ------     ------    ------

Gross Profit                                       20.01%    24.38%     24.59%    25.87%

Selling, General and Administrative Expenses       17.73%    17.91%     16.32%    18.66%
Product Development Costs                           1.70%     2.96%      0.34%     0.72%
                                                  -------    ------     ------    ------

Operating Income                                    0.58%     3.51%      7.93%     6.49%

Other Expenses:                                     2.43%     2.09%      2.32%     2.39%
                                                  -------     ------    ------    ------
   Interest expense, net of interest income

Income (Loss) before Income Taxes                  (1.85%)    1.42%      5.61%     4.10%

Income Tax Provision (Benefit)                     (0.07%)    0.36%      1.47%     1.48%
                                                  -------    ------     ------    ------

Net income (loss)                                  (1.78%)    1.06%      4.14%     2.62%
                                                  =======   =======     ======    ======


                                       9


YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996.
----------------------------------------------------

         NET SALES. The Company's net sales for 1997 were $23,976,069 compared
         ---------
to $14,055,252 in 1996, an increase of $9,920,817 or 70.6%. The increase in net sales was primarily attributable to a full year of sales for the Message(TM) Camera which was introduced in late 1996 and an increase in the customer base.

         GROSS PROFIT. Gross profit for 1997 was $4,797,064 compared to
         ------------
$3,426,576 in 1996, an increase of $1,370,488 or 40%. As a percentage of sales, gross profit decreased to 20% in 1997 from 24.4% in 1996. Several factors accounted for the decrease in 1997 in gross profit as a percentage of net sales over the prior year. These included additional production start-up costs for the Message Camera(TM), primarily the development of point of purchase displays, increased freight charges, reflecting the Company's need to employ air freight to acquire adequate camera inventory to meet the demand for the Message Camera(TM), increase in cost of sales in the Company's Ancillary Imaging Division over the prior year and a change in the product mix with increased sales in 1997 of film which carries small profit margins.

         Gross profit for the three months ended December 31, 1997 as a percentage of sales was 5.87% as compared to 25.87% for the nine months ended September 30, 1997. The decrease was primarily due to a change in the product mix with increased sales of film which carry a small profit margin and a twenty-five cent ($.25) pricing adjustment made by our camera manufacturer for all shipments received in 1997 and recorded in the three months ended December 31, 1997.

         The operating loss of $968,226 for the three months ended December 31, 1997 as primarily due to the decrease in the gross profit percentage to 5.87% and incurred non-recurring one time expenses relating to research and development costs for the Company.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and
         --------------------------------------------
administrative expenses for 1997 were $4,251,152 compared to $2,517,044 in 1996, an increase of $1,734,108 or 68.9%. As a percentage of sales, these expenses decreased to 17.7% in 1997 from 17.9% in 1996. Of the dollar increase, $662,280 represented increased commissions and royalties due to higher sales, $337,085 represented increased payroll costs in connection with the hiring of additional personnel to support the growth in sales, $194,801 primarily represented increased professional fees in connection with litigation, financing and other corporate matters, $181,000 represented increased amortization and depreciation expenses due primarily to the increased product and development costs and $115,289 represented increased trade show costs. The remaining increase was attributable to additional selling, general and administrative expenses.

         PRODUCT DEVELOPMENT COSTS. Product development costs for 1997 were
         -------------------------
$408,486 compared to $416,177 for 1996, a decrease of $7,691 or 1.8%. As a percentage of sales, these costs decreased to 1.7% in 1997 from 3% in 1996.

         INTEREST EXPENSE NET OF INTEREST INCOME. Interest expense net of
         ---------------------------------------
interest income for 1997 was $582,809 compared to $293,217 in 1996, an increase of $289,592 or 98.8%. As a percentage of sales, these expenses increased to 2.4% in 1997 from 2.1% in 1996. The dollar increase in interest expense was attributable to increased borrowings on the line of credit required to finance the Company's growth.

         PROVISION FOR INCOME TAXES. For 1997 the Company recorded a tax benefit
         --------------------------
of $15,874 due to a net operating loss for the year.

         NET INCOME (LOSS). As a result of the foregoing, the Company posted a
         ------------------
net loss of $429,509 in 1997 compared to net income of $149,463 in 1996, a decrease of $578,972.


         TURNOVER RATIOS. For the years 1997 and 1996, inventory turned six
         ---------------
times per year, or an average of every two months. Accounts receivable turned seven times for the year ended 1997 compared to eight times for the year ended 1996.



NINE MONTHS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997.
------------------------------------------------------------

         NET SALES. The Company's net sales for the nine months ended September
         ---------
30, 1998 were $21,029,453 compared to $17,025,282 for the nine months ended September 30, 1997, an increase of $4,004,171 or 23.5%. The increase in net sales was primarily attributable to an increase in the volume from existing customers, securing new mass merchandise and independent gift retailers for the Company's Camera Division products, and penetration of the international markets.

         GROSS PROFIT. Gross profit for the nine months ended September 30, 1998
         ------------
was $5,171,945 compared to $4,404,702 for the nine months ended September 30, 1997, an increase of $767,243 or 17.4%. As a percentage of sales, gross profit decreased to 24.6% for the nine months ended September 30 1998 from 25.9% for the nine months ended September 30, 1997. The decrease in gross profit as a percentage of sales was due to a change in the product mix, principally a substantial increase in sales of Kodak cameras which carry a small profit margin, and an increase in freight charges arising out of the incurrence of additional air freight expenses that were necessary to obtain adequate product to meet the substantial growth in sales of the Company's Camera Division products.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and
         --------------------------------------------
administrative expenses for the nine months ended September 30, 1998 were $3,432,734 compared to $3,176,898, for the nine months ended September 30, 1997 an increase of $255,836 or 8.1%. As a percentage of sales, these expenses decreased to 16.3% for the nine months ended September 30, 1998 from 18.7% for the nine months ended September 30, 1997. Of the dollar increase, $476,161 represented increased payroll costs in connection with the hiring of additional personnel to support the growth in sales, offset by a decrease of $188,603 in advertising, marketing and promotion expenses, and a decrease of $215,180 in reduced royalties to Polariod Corporation compared to royalties paid the previous licensor. The remaining dollar increase was attributable to various selling, general and administrative expenses.

         PRODUCT DEVELOPMENT COSTS. Product development costs for the nine
         -------------------------
months ended September 30, 1998 were $71,240 compared to $122,152 for the nine months ended September 30 1997, a decrease of $50,912 or 41.7%. As a percentage of sales, these costs decreased to .34% for the nine months ended September 30, 1998 from .72% for the nine months ended September 30, 1997.

         INTEREST EXPENSE NET OF INTEREST INCOME. Interest expense net of
         ---------------------------------------
interest income for the nine months ended September 30,1998 was $488,690 compared to $407,372 for the nine months ended September 30, 1997, an increase of $81,318 or 20%. As a percentage of sales, these expenses decreased to 2.3 % for the nine months ended September 30, 1998 from 2.4% for the nine months ended September 30, 1997. The dollar increase in interest expense was attributable to increased borrowings on the line of credit required to finance the Company's growth.

         PROVISION FOR INCOME TAXES. Provision for income taxes for the nine
         --------------------------
months ended September 30, 1998 was $309,000 compared to $251,381 for the nine months ended September 1997, an increase of $57,619. The effective tax rate decreased to 25.8% for the nine months ended September 30, 1998 from 36% for the nine months ended September 30, 1997 due to the Company's utilization of its net operating loss carry forward from the prior year.


         NET INCOME (LOSS). As a result of the foregoing, net income for the
         -----------------
nine months ended September 30, 1998 was $870,281 compared to net income of $446,899 for the nine months ended September 30, 1997, an increase of $423,382. This represents an increase in net income as a percentage of net sales to 4.1% for the nine months ended September 30, 1998 from 2.6% for the nine months ended September 30, 1997.

         TURNOVER RATIOS. For the nine months ended September 30, 1998,
         ---------------
inventory turned two times compared to three times for the nine months ended September 30, 1997. Accounts receivable turned four times for the nine months ended September 30, 1998 compared to six times for the nine months ended September 30, 1997. The decrease in turnover was due primarily to an increase in the customer base who were given extended terms.


LIQUIDITY AND CAPITAL RESOURCES.
--------------------------------

         The Company has financed its cash requirements primarily through operations, borrowings on its bank credit line and sales of its securities. The Company also issued shares of Preferred Stock in order to finance the acquisition of inventory during 1998.

         The Company's bank credit facility currently permits borrowings of up to $12,000,000 against a fixed percentage of eligible accounts receivable and inventory. The interest rate on the line is at the financial institutions prime rate or the LIBOR rate plus 225 basis points. The amount borrowed under the credit facility varies based on the Company's cash requirements. The credit facility is collateralized by substantially all of the assets of the Company. As of September 30, 1998 the interest rate that was in effect was 8.25% and $7,103,984 was outstanding and classified as a short term liability. The credit facility terminates on September 15, 2001 and shall automatically renew itself from year to year.

         As of September 30, 1998, the Company had working capital of $4,624,100. Operating activities provided cash of $132,526 primarily due to increases in accounts receivable and inventories of $214,485 and $2,896,996 respectively, which were partially offset by net income of $872,281. Net cash used in investing activities was $108,197, reflecting the purchase of certain fixed assets and investments in patents. Net cash used in financing activities was $152,631, consisting primarily of payments to the Company's bank credit facility.

         Subsequent to September 30, 1998, the Company raised $875,000 through sales to private investors of an aggregate number of 975,000 shares of its Common Stock pursuant to a private offering under Rule 504 of Regulation D of the Securities Act of 1933, as amended. The proceeds were used primarily for working capital.

         The Company is not currently generating sufficient working capital to fund its projected expansion of operations. The Company believes that to create a substantial increase in sales of the Message Camera(TM) product line, it will be necessary to commence a national advertising campaign. In addition, expansion of operations will require capital infusions to fund purchase of inventory and to meet the Company's working capital needs. Accordingly, the Company is actively exploring several possibilities of raising additional capital through the issuance of its securities. In this regard, in October 1998 the Company entered into an agreement with Dabney Flanigan, LLC, an investment banking firm, to act as a placement agent in connection with a proposed offering of up to $10,000,000 of senior subordinated debt. The specific terms of the debt securities will be subject to negotiation with potential investors. There can be no assurances that the Company will be successful in obtaining additional financing in connection with this, or any other, financing possibility on terms acceptable to the Company, or at all.


         On March 9, 1999, the Company filed a Registration Statement on Form SB-2 (File No. 333-74111) pursuant to which the Company is offering 800,000 Unites at a price of $6.00 per unit.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.
----------------------------------------------------------


         Certain statements contained in this Section and elsewhere in this Registration Statement regarding matters that are not historical facts are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. All statements which address operating performance, events or developments that management expects or anticipates to incur in the future, including statements relating to sales and earnings growth or statements expressing general optimism about future operating results, are forward-looking statements. The forward-looking statements are based on management's current views and assumptions regarding future events and operating performance. Many factors could cause actual results to differ materially from estimates contained in management's forward-looking statements. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, competitive pressures, inadequate capital, unexpected costs, lower revenues and net incomes and forecasts, the possibility of fluctuation and volatility of the Company's operating results and financial condition, inability to carry out marketing and sales plans, loss of key executives, among other things.

ITEM 3.  DESCRIPTION OF PROPERTY.
-------  ------------------------

         The Company currently owns an industrial building of approximately 18,000 square feet in Boca Raton, Florida. The Company maintains its principal executive and administrative offices and warehouse space at this facility. The Company financed the acquisition of the facility in January 1997 by a bank mortgage, which was refinanced in December 1998 with a new bank mortgage in the principal sum of $570,000 payable over a term of five years and bearing interest at the rate of 8% per annum. The mortgage has been guaranteed by Dominick Seminara and his wife. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

         The Company believes that existing facilities are adequate for its needs through at least the end of 1999. Should the Company require additional space at that time, or prior thereto, it believes that such space can be secured on commercially reasonable terms and without undue operational disruption.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
-------   ---------------------------------------------------------------


         The following table sets forth certain information regarding the Company's common stock beneficially owned on April 12, 1999, for (i) each shareholder known by the Company to be the beneficial owner of 5% or more of the Company's outstanding common stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At April 12, 1999, there was 11,600,577 shares of common stock outstanding. The address of each of the persons set forth below is 1160 B South Rogers Circle, Boca Raton, Florida 33487, except as otherwise noted:

  NAME AND ADDRESS          NO. OF SHARES OF COMMON STOCK        PERCENT OF
OR IDENTITY OF GROUP              BENEFICIALLY OWNED        BENEFICIAL OWNERSHIP
--------------------              ------------------        --------------------

Dominick M. Seminara (1)                2,175,606               18.8%



Benjamin Cohen                          1,126,970                9.7%

Mirco Vietti (2)                        2,386,605               20.6%

Carol J. Seminara (3)                   2,175,606               18.8%

Lisa A. Davidson                          870,970                7.5%


                                       14


  NAME AND ADDRESS          NO. OF SHARES OF COMMON STOCK        PERCENT OF
OR IDENTITY OF GROUP              BENEFICIALLY OWNED        BENEFICIAL OWNERSHIP
--------------------              ------------------        --------------------


Deborah A. Vietti (4)                   2,386,605               20.6%
2599 N.W. 63rd Street
Boca Raton, Florida 33496

Richard Proodian                           50,000                   *

George Erfurt                              15,000                   *

Nico B.M. Letschert (5)                   202,777                1.7%
1801 Clint Moore Road
Suite 100
Boca Raton, Florida 33487

Cornelis F. Wit                             --                      *
1801 Clint Moore Road
Suite 100
Boca Raton, Florida 33487

Martin Epstein (6)                         25,000                   *

All Executive Officers and Directors    6,287,928               57.9%
as a Group (9 persons)


-----------------------
*Less than 1%

(1) Includes 984,469 shares held by Carol Seminara, Mr. Seminara's wife, as to which Mr. Seminara disclaims beneficial ownership.

(2) Includes 1,001,719 shares held of record by Deborah Vietti, Mr. Vietti's wife, as to which Mr. Vietti disclaims beneficial ownership and 183,166 shares held jointly with his wife.

(3) Includes 1,051,137 shares held by Dominick Seminara, her husband, as to which Mrs. Seminara disclaims beneficial ownership.

(4) Includes 1,201,725 shares held by Mirco Vietti, her husband, as to which Mrs. Vietti disclaims beneficial ownership and 183,166 shares held jointly with her husband.


(5) Includes 202,777 shares underlying warrants issued to Noesis Capital Corp., the placement agent of the Company's 1997 private offering. Mr. Letschert is the beneficial holder of a majority interest in Noesis Capital Corp.

(6) Includes 25,000 shares of Common Stock underlying immediately exercisable options.




ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
-------  -------------------------------------------------------------

         The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. All directors serve until the next annual meeting of the Company's shareholders or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

   NAME                             AGE      POSITION
   ----                             ---      --------

   Dominick M. Seminara (1)(2)      60       Chief Executive Officer and
                                             Chairman ofthe Board of Directors

   Benjamin Cohen (1)               61       President, Chief Operating Officer
                                             and Director

   Mirco Vietti                     40       Executive Vice President and
                                             Director

   Martin D. Epstein                47       Vice President of Finance and
                                             Administration, Chief Financial
                                             Officer and Director

   George A. Erfurt                 54       Vice President of Sales

   Richard Proodian                 59       Vice President of Operations

   Lisa A. Davidson                 33       Director

   Nico B.M. Letschert (2)          44       Director

   Cornelis F. Wit (1)              52       Director

------------------
(1)  Member of the Compensation Committee of the Board of Directors.

(2)  Member of the Audit Committee of the Board of Directors.


         Dominick M. Seminara was a co-founder of the Company in 1986. He has served as the Company's Chief Executive Officer and Chairman of the Board from the Company's formation. From inception to January 1997, he had also served as the Company's President. Mr. Seminara's prior business experience includes over 35 years of experience in photographic wholesale distribution, and retail and photo processing.

         Benjamin Cohen has served as the Company's President and Chief Operating Officer and a Director since January 1997. From 1986 through January 1997, he was the President, Chief Executive Officer and founder of Marketing Dynamics Group, a consulting company which specialized in marketing, sales enhancement programs, product development and creative services for consumer product manufacturers with a particular emphasis on the toy and gift industries. Through his consulting firm, commencing from August 1996 through December 1996, he provided consulting services to the Company. From 1985 to 1986, he was the Corporate Vice President of Marketing for Viewmaster/Ideal. From 1983 to 1985, he was the Divisional President and Senior Vice President and member of the Executive Committee of Mattel Toys. Prior to that, commencing in 1979, he was the Executive Vice President and Senior Vice President of Knickerbocker Toy Company, a division of Warner Communications.

         Mirco Vietti was a co-founder of the Company in 1986. He has served as the Company's Executive Vice President and a Director since its formation. He currently oversees the Company's purchasing operations for its ancillary imaging division.

         Martin D. Epstein joined the Company in July 1998 as Vice President of Finance and Administration and Chief Financial Officer. He was also elected to the Board of Directors on July 31, 1998. Prior to that he was a Financial Officer of Technical Chemicals and Products, Inc., a manufacturer and distributor of medical diagnostic products from 1995 to 1998. From 1988 to 1995 he was Controller with Furniture Consultants, Inc., a distributor of office furniture. From 1985 to 1988 he served as Controller of FTC Communications, Inc., an international telecommunications company. Mr. Epstein is a CPA and obtained his undergraduate degree from Brooklyn College and received his MBA in Business Administration from Dowling College.

         George A. Erfurt joined the Company in July 1997 as Vice President of Sales. Prior to that he was the President of Sunset Sales Company, a consulting company he organized which specialized in sales and marketing services. From 1991 through 1997 he served in various positions at Concord Camera Corp., most recently as Vice President of Sales and National Accounts. From 1986 to 1991 he was the Executive Vice President of Sales and Marketing of Keystone Camera Products in Clifton, New Jersey.

         Richard Proodian has been the Company's Vice President of Operations since July 1998. Prior to that he had been the Company's Chief Financial Officer since July 1997. In August 1997, he also became a member of the Board of Directors. Prior to July 1997, he served as the Company's Vice President of Finance and Operations, a position he assumed in March 1997. From 1986 through December 1996, he was a partner of the American Financial Consultants, a financial and business consulting firm he co-founded, which provides business consulting services. Through his consulting firm, commencing in August 1996, he provided consulting services to the Company. From 1983 to 1986, he served as President of Sun Dazzlers, Inc., a company he founded, which was a manufacturer of imitation stained glass products for the hobby craft market. From 1977 to

1983, he was the Vice President and General Manager of Makit & Bakit Division of Fundementions, a toy division of General Mills, which manufactured imitation stained glass products sold to the hobby, craft and toy markets. In 1995, Mr. Proodian filed a petition under Chapter 13 of the Federal Bankruptcy Laws, which proceeding is still pending.

         Lisa A. Davidson, a 1987 graduate of Maryland University, has served as Director of the Company since July 1987. From that date until September, 1998, she served as Senior Vice President of the Company.

         Nico B.M. Letschert, a director of the Company since September 1997, is the Chief Executive Officer of Noesis Capital Corp. ("Noesis"), which specializes in corporate finance and money management. He previously served as President of Noble Investment Co. of Palm Beach, Florida, an investment banking firm. He was educated at the Dutch Institute for Banking and Finance, and is a certified financial planner and a director of Futuremedia PLC.

         Cornelis F. Wit, a director of the Company since September 1997, is the President-Corporate Finance of Noesis. He was formerly President and CEO of DMV, Inc., the North American subsidiary of Campina Melkunie. Prior to this involvement with DMV, Mr. Wit was Vice President-International Operations with Duphar, where he was responsible for worldwide operations of its pharmaceutical division. Prior to joining Duphar, Mr. Wit was with Organon (Akzo-Pharma) as president of several different subsidiaries over a 12-year period. Mr. Wit has spent his entire career working with international companies and has extensive experience with crisis management and cross cultural negotiations. Mr. Wit has lived in eight different countries during his career and is fluent in Dutch, Spanish, Italian, English and German. He has a degree in business administration from the University of Nijenrode in the Netherlands.

         Dominick M. Seminara is Mirco Vietti's father-in-law and Lisa Davidson's father.

ITEM 6.  EXECUTIVE COMPENSATION.
-------  -----------------------

CASH COMPENSATION.
------------------


         The following table shows, for the three-year period ended December 31, 1998, the cash and other compensation paid by the Company to its Chief Executive Officer and to each of the executive officers of the Company who had annual compensation in excess of $100,000.



                           SUMMARY COMPENSATION TABLE
                           --------------------------

     NAME AND                                                     OTHER ANNUAL
PRINCIPAL POSITION                YEAR     SALARY       BONUS    COMPENSATION(1)
------------------                ----     ------       -----    ---------------


Dominick M. Seminara,             1998    $198,683    $      0       $ 16,160(1)
Chief Executive Officer           1997    $154,356    $      0       $      0
                                  1996    $126,226    $      0       $ 41,216(2)

Benjamin Cohen,                   1998    $160,119    $      0       $ 23,695(3)
President and Chief               1997    $136,462    $      0       $111,594(4)
Operating Officer

Mirco Vietti,                     1998    $177,742    $      0       $ 15,161(5)
Executive Vice President          1997    $129,320    $      0       $      0
                                  1996    $119,846    $      0       $ 44,979(6)

(1) Includes $16,160 paid for Mr. Seminara for an automobile lease and related costs in 1998.

(2) Includes $29,228 in 1996 representing dividends distributed while the Company was a Subchapter S corporation. Also includes $11,988 paid for Mr. Seminara for an automobile lease and related costs in 1996.

(3) Includes $23,695 paid for Mr. Cohen for an automobile lease and related costs in 1998.

(4) Represents the amount of deferred compensation of shares of restricted stock received by Mr. Cohen that vested during 1997.

(5) Includes $15,161 paid for Mr. Vietti for an automobile lease and related costs in 1998.

(6) Includes $29,228 in 1996 representing dividends distributed while the Company was a Subchapter S corporation. Also includes $15,751 paid for Mr. Vietti for an automobile lease and related costs in 1996.


OPTION GRANTS IN THE LAST FISCAL YEAR.
--------------------------------------


         The following table sets forth information with respect to the grant of options to purchase shares of common stock during the fiscal year ended December 31, 1998, to each person named in the Summary Compensation Table.



                              NUMBER OF       % OF TOTAL
                             SECURITIES      OPTIONS/SARS    EXERCISE OR
                             UNDERLYING       GRANTED TO      BASE PRICE
                            OPTIONS/SARS     EMPLOYEES IN     ($/SHARES)    EXPIRATION
       NAME                  GRANTED (#)     FISCAL YEAR                       DATE
       ----                  -----------     -----------                       ----


Dominick M. Seminara              0               0               0             0

Benjamin Cohen                    0               0               0             0

Mirco Vietti                      0               0               0             0



1996 STOCK OPTION PLAN.
-----------------------

         In March of 1996, as amended in January 1999 and February 1999, the Board of Directors adopted and the shareholders approved the 1996 Stock Option Plan (the "Plan"). The Plan will work to increase the employees', board of advisors, consultants' and non-employee directors' proprietary interest in the Company and to align more closely their interests with the interests of the Company's stockholders. The Plan will also maintain the Company's ability to attract and retain the services of experienced and highly qualified employees and non-employee directors.

         Under the Plan, the Company has reserved an aggregate of 3,500,000 shares of Common Stock for issuance pursuant to options granted under the Plan ("Plan Options"). The Board of Directors or a Committee of the Board of Directors (the "Committee") of the Company will administer the Plan, including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

         Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person and receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Board of Directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's

Common Stock, no more than five years after the date of the grant. The exercise price of Non-Qualified Options shall be determined by the Board of Directors or the Committee.

         The per share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan.

         Officers, directors, key employees and consultants of the Company and its subsidiaries (if applicable in the future) will be eligible to receive Non-Qualified Options under the Plan. Only employees of the Company who are employed by the Company or by any subsidiary thereof are eligible to receive Incentive Options.

         All Plan Options are non-assignable and non-transferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee. If an optionee's employment is terminated for any reason, other than his death or disability or termination for cause, or if an optionee is not an employee of the Company but is a member of the Company's Board of Directors and his service as a Director is terminated for any reason, other than death or disability, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is disabled, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

         The Board of Directors or the Committee may amend, suspend or terminate the Plan at any time, except that no amendment shall be made which (i) increases the total number of shares subject to the Plan, or (ii) changes the definition of an Eligible Person under the Plan.


         As of April 12, 1999, 1,428,783 Plan Options had been granted pursuant to the Plan, all of which were vested as of the date of grant and of which 2,100 Plan Options had been forfeited by the optionee's termination from employment with the Company. As of the same date, 1,379,633 options had been exercised.


OPTION EXERCISES AND HOLDINGS.
------------------------------


         The following table sets forth information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended December 31, 1998, to each person named in the Summary Compensation Table and the unexercised options held as of the end of 1998 fiscal year.



                         AGGREGATED OPTION/ EXERCISES IN
             LAST FISCAL YEAR AND 1998 FISCAL YEAR END OPTION/VALUES
             -------------------------------------------------------

                                                               NUMBER OF SECURITIES   VALUE OF UNEXERCISED
                                                                    UNDERLYING        IN-THE-MONEY OPTIONS/
                                                                UNEXERCISED OPTIONS    SARS AT 1998 FISCAL
                                                                AT 1998 FISCAL YEAR       YEAR END ($)
                                                               END (#) EXERCISABLE/       EXERCISABLE/
                       SHARES ACQUIRED ON         VALUE            UNEXERCISABLE          UNEXERCISABLE
                            EXERCISE          REALIZED (1)
     NAME                      (#)                 ($)
     ----              -------------------    ------------     --------------------    -------------------
Dominick M. Seminara          0                     0                  None                     0

Mirco Vietti                  0                     0                  None                     0

Benjamin Cohen                0                     0                  None                     0


-------------------
(1) Based on the Company's determination of fair market value of the purchased shares on the option exercise date less the exercise price paid for the shares.



             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
             ------------------------------------------------------

                        NUMBER OF SHARES,      PERFORMANCE OR           ESTIMATED FUTURE PAYOUTS UNDER
                          UNITS OR OTHER     OTHER PERIOD UNTIL          NON-STOCK PRICE-BASED PLANS
                              RIGHTS           MATURATION OR            ------------------------------
                               (#)                 PAYOUT         THRESHOLD     TARGET       MAXIMUM
      NAME                                                        ($ OR #)     ($ OR #)     ($ OR #)
      ----               ----------------      -----------------   ----------    ---------    -----------

Dominick M. Seminara            0                    0                 0             0              0

Benjamin Cohen                  0                    0                 0             0              0

Mirco Vietti                    0                    0                 0             0              0



EXECUTIVE EMPLOYMENT AGREEMENTS.
--------------------------------

         Effective January 1, 1997, the Company entered into an Employment Agreement with Benjamin Cohen, whereby Mr. Cohen was employed as President and Chief Operating Officer of the Company. The Agreement is for a term of five years and provides for an initial annual base salary of $180,000, to be increased to $250,000 in the event that the Company has completed an underwritten public offering of its securities. Mr. Cohen agreed to a reduction in his salary for 1997. In connection with the Agreement, Mr. Cohen received a grant of 1,164,470 shares of restricted stock. 388,156 shares vested as of January 1, 1997, and the remaining shares shall vest pro rata on a monthly basis over the period from February 1, 1997, through January 1, 1999. "Vesting" means the time when certain forfeiture restrictions in connection with the Shares lapse. As of December 1, 1998, 22,832 shares remain unvested. These forfeiture restrictions include termination of Mr. Cohen's employment for cause, his death or his disability, as defined in the Agreement.

         Effective July 1, 1997, the Company entered into a three-year Employment Agreement with George Erfurt. Under the Agreement, Mr. Erfurt serves as the Company's Vice President of Sales and receives an annual base salary in the amount of $100,000. In addition, he is entitled to receive a sales commission of 1 1/2% on certain sales he makes of the Company's one-time-use cameras as well as a 1% override commission on all sales of one-time-use cameras. At the time of signing of the Agreement, Mr. Erfurt received 15,000 vested stock options exercisable at a price of $.15 per share, which he subsequently exercised in 1997. He is also entitled to additional options based upon certain performance standards of the Company's sales of one-time-use cameras.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
-------  -----------------------------------------------

         In 1992, the Company advanced the sum of $138,098 to Photoline Partners, a general partnership comprised of Dominick Seminara, Carol Seminara, his wife, Mirco Vietti, his son-in-law, Deborah Vietti, his daughter and Mr. Vietti's wife, and Lisa Davidson, his daughter (collectively the "Shareholders"). In 1996, as distributions for the period during which the Company was a Subchapter S corporation, the aggregate additional sum of $117,138 was distributed to the Shareholders.

         On January 1, 1997, in connection with the issuance of shares to the Company's new President, Benjamin Cohen, the Shareholders sold an aggregate of 1,164,470 shares to the Company at a purchase price of $.15 per share. The purchase price for the redeemed shares was paid by the Company's forgiveness and cancellation of the promissory note to Photoline Partners and the forgiveness of the sum of $36,572 of advances due to the corporation by the Shareholders.

         In 1996 and 1997, the Company made certain advances and paid certain expenses to Dominick Seminara, Benjamin Cohen, Mirco Vietti and Lisa Davidson. As of December 31, 1997, the aggregate of these advances which represent loans payable to the Company totalled $362,681. The amount of each of these officers' loan accounts as of December 31, 1997 was $152,462 for Mr. Seminara, $86,698 for Mr. Cohen, $83,970 for Mr. Vietti, and $39,551 for Mrs. Davidson. Although the loans are due on demand, the Company does not currently intend to demand repayment prior to January 1, 1999.

         The mortgage on the building owned by the Company has been personally guaranteed by Dominick Seminara and Carol Seminara. In connection with the provision of the guaranty to the bank, the Company and the guarantors entered into an agreement under the terms of which the Company agreed to a transfer of the property to guarantors in the event that the guarantors are required to repay the mortgage to the bank. See "DESCRIPTION OF PROPERTY".

ITEM 8.  DESCRIPTION OF SECURITIES.
-------  --------------------------


         Under the Company's Articles of Incorporation, as amended, the Company is currently authorized to issue up to 60,000,000 shares of Common Stock, par value $.0001 per share, of which 11,600,577 shares were outstanding as of April 12, 1999. The Company is also authorized to issue up to 2,500,000 shares of Preferred Stock, par value $.0001 per share, of which 15,022 shares of Series B Convertible Preferred Stock were issued and outstanding as of April 12, 1999.


COMMON STOCK.
-------------

         Each shareholder is entitled to one vote for each share of Common Stock owned of record. The holders of shares of Common Stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of the Company's directors. Holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Upon the liquidation, dissolution, or winding up of the Company, the assets legally available for distribution to the shareholders will be distributable ratably among the holders of the shares outstanding at the time. Holders of the shares of Common Stock have no preemptive, conversion, or subscription rights, and shares are not subject to redemption.
All outstanding shares of Common Stock will be fully paid and non-assessable.

PREFERRED STOCK.
----------------

         Under its Articles of Incorporation, the Company is authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors will be empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control of the Company. Under its authority the Board has created two series of preferred stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.


SERIES A CONVERTIBLE PREFERRED STOCK.
-------------------------------------



         On March 31, 1999 the holders of the Series A Convertible Preferred Stock ("Series A Preferred Stock") converted all of the outstanding shares of the Series A Preferred Stock into 973,334 shares of Common Stock pursuant to an agreement between the Company and each of the holders of the Series A Preferred Stock. As consideration for all of the Series A Preferred Stock holders converting there shares, the Company agreed to reduce the conversion price to $1.50.

SERIES B CONVERTIBLE PREFERRED STOCK.
-------------------------------------

         The holders of the Series B Convertible Preferred Stock (the "Series B Preferred Stock") do not have any voting rights, except as otherwise provided by the laws of the State of Florida. They do not receive any dividends on their shares. Each share of Series B Preferred Stock is convertible into 33.3 shares of Common Stock at any time. The shares of Series B Preferred Stock also have certain anti-dilution protection and there shall be appropriate adjustments in the conversion price and/or number of shares of the Common Stock issuable upon conversion of the Series B Preferred Stock in the event of stock dividends, stock splits and recapitalizations. In the event of liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to share ratably with all other holders of preferred stock (of all series outstanding) and all assets remaining available for distribution after payment of liabilities, but before any payments are made to holders of Common Stock, up to $100 per share.

COMMON STOCK PURCHASE WARRANTS.
-------------------------------


         In connection with the completion of the Company's private placement offering in December of 1997, the Company issued to the placement agent common stock purchase warrants to purchase 202,777 shares of Common Stock. The warrants are exercisable at a purchase price of $3 per share at any time subsequent to December 30, 1998 and prior to December 30, 2002. In the event that the average of the Company's earnings per share for its fiscal years of 1997 and 1998, on a fully diluted basis (the "Average EPS"), is less than $.20 per share, the exercise price shall be reduced to a number that equals 15 times the Average EPS, provided that in no event shall the exercise price be reduced below $2.50. In November 1998, the Company agreed to a reduction of the exercise price to $2.50 and to a further reduction in February 1999 to $1.50. In February 1999, the Company agreed to extend the expiration date until December 30, 2003.


CERTAIN FLORIDA LEGISLATION.
----------------------------

         Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights, unless such voting rights are approved by a majority vote of a corporation's disinterested shareholders. The Company has amended its by-laws and elected not to be governed by the provisions of the Control Share Act.

                                     PART II

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
------     --------------------------------------------------------------------
           OTHER SHAREHOLDER MATTERS.
           -------------------------

         The Company's shares of Common Stock are traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "PSII". The reported high and low bid prices for the Common Stock are shown below for the period from inception of trading in September 1996 through March 31, 1999.
The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions.

                                                    HIGH BID         LOW BID
                                                    --------         -------

1996
       Fourth Quarter                               $  5.12         $  4.00
        (from September 16, 1996)

1997
       First Quarter                                $  6.56         $  4.50
       Second Quarter                               $  7.00         $  5.25
       Third Quarter                                $  7.50         $  6.00
       Fourth Quarter                               $  7.50         $  5.25

1998
       First Quarter                                $  7.00         $  4.25
       Second Quarter                               $  5.125        $  3.875
       Third Quarter                                $  5.125        $  2.75

       Fourth Quarter                               $  3.4375       $  1.375

1999   First Quarter                                $  2.125        $   .875






         The closing bid and asked prices of the Company's Common Stock on April 12, 1999 were $1.25 and $1.375, respectively, as quoted on the OTC Electronic Bulletin Board. As of April 12, 1999, there were 71 shareholders of record of the Company's Common Stock, and approximately 425 beneficial holders of the Common Stock.


         The transfer agent for the Company's Common Stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

         Except for periods prior to March of 1996 when the Company was a Subchapter S corporation, the Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS.
-------  ------------------


         The Company is one of 28 respondents in an action instituted in February 1998 before the International Trade Commission by Fuji Film. The action in which Fuji alleges violation of a number of its patents seeks an import exclusion order against all of the respondents. The Company has asserted defenses of non-infringement, patent invalidity and estoppel. In November 1998 a hearing was conducted before the International Trade Commission and on February 26, 1999 the Administrative Law Judge ruled in favor of Fuji potentially eliminating the Company's use of recycled cameras. Although such ruling is not the final decision of the International Trade Commission, nor is it binding or enforceable, there can be no assurance the International Trade Commission will change such ruling. However, the Company has completed the design and development of a new 35mm camera which management believes should eliminate any potential conflict or infringement with any of the Fuji patents. Therefore, even if Fuji Film prevails, the Company believes that this will not have a material effect on the Company's business.


         In June of 1998, the Company commenced an action in the Circuit Court of Palm Beach County, Florida, against Jonathan Barash, a former employee. In the action, the Company seeks injunctive relief and damages for breach of confidentiality agreement and misappropriation of trade secrets. As of October 30, 1998, the Company had succeeded in obtaining a temporary injunction against Mr. Barash, his agents and/or any other persons acting with him, enjoining them from using, communicating (either orally or in writing), disclosing, disseminating and misappropriating any documents, information or computer records of the Company as well as any trade secret information. Mr. Barash, his agents and/or any other persons acting with him are also enjoined from soliciting and contacting the Company's customers, distributors and sales representatives and from competing with the Company through and including May 19, 1999 and must return to the Company forthwith all originals and copies of the Company's documents and computer records.

         The Company is a defendant in an action filed in the Circuit Court of Orange County, Florida in February 1998 by Keepsake, Inc. The action is for, among other things, breach of contract (failure to make royalty payments). The Company has asserted counterclaims against the plaintiff for tortious interference with contractual and advantageous business relationships, misappropriation of trade secrets, defamation, conversion and fraud and negligent misrepresentation. The Company seeks damages and injunctive relief.

         The action is at the discovery stage. No trial has been set. The Company intends to vigorously contest the plaintiff's claims and prosecute its counterclaims. While the Company believes it has a strong case, given the complexity of the issues involved, it is unable to evaluate the likelihood of a favorable or unfavorable outcome at this time. An estimate of the amount or range of potential loss or gain cannot be made at this time. However, the Company does not believe that the ultimate outcome will have a material effect on the Company, although there can be no assurance as to this.

         The Company is a defendant in an action filed in the U.S. District Court for the Middle District of Florida (Orlando Division) in November 1998 by Keepsake, Inc. and Loura Dobbs. The other defendants are Walgreen Company, Party City Corp. and K-Mart Corp. The action is for, among other things, unfair competition and patent infringement. The Company intends to vigorously contest the complainants' claims.

         In December, 1998, the Company commenced an action in the Circuit Court of Palm Beach County, Florida against Keepsake, Inc., The Edge Sports, Promotional Designs, Inc., Playboy Enterprises, Inc. and Custom Camera Design. In the action, the Company is seeking damages and injunctive relief for claims of trademark infringement, tradename infringement, trade dress infringement and unfair competition arising out of the defendants' manufacture, marketing, distribution and sale of a disposable, single-use camera containing, among other things, the Company's trademark, Message Camera(TM), as well as the Company's tradename, PSI Industries, Inc. Defendants' responses to the complaint have not yet been served.


         On April 6, 1999, the Company and Keepsake, Inc. entered into a Mediated Settlement Agreement whereby the Company agreed to pay Keepsake $850,000 within 90 days, subject to, and conditioned upon, the funding of the Company's pending private placement in an amount not less than $4,000,000. Such payment shall be in full and final settlement of all claims arising in actions filed in the Circuit Court of Orange County, Florida, the U.S. District Court for the Middle District of Florida (Orlando Division) and the Circuit Court of Palm Beach County, Florida. In the event the Company does not make payment within 48 hours of receipt of the funding, Keepsake shall be entitled to a judgment in the amount of $850,000 upon the filing of an affidavit of nonpayment with notice to defendants.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
-------  ----------------------------------------------

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
-------  ----------------------------------------

         On March 1, 1996, the Company undertook a 6.9641 forward stock split of its Common Stock. All figures set forth below give effect to the forward split.


         In March 1996, the Company sold to a consultant 227,963 shares of its Common Stock in exchange for a promissory note in the amount of $37,841.86. The shares were issued to the consultant in September of 1996 and the promissory note was paid in full in February 1997. The shares were issued pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "Act"). In addition in March 1996, the Company also agreed to issue an additional 227,963 shares of its Common Stock to the consultant for consulting services to be rendered which services were valued at $32,600. The shares were issued to the consultant in September 1996. Such investor was accredited or an otherwise qualified investor based on its financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In March 1996, the Company agreed to issue to a consulting firm an aggregate of 341,944 shares of its Common Stock for consulting services to be rendered which services were valued at $42,750. The shares were issued to the president of the consulting firm in September 1996. In connection with a dispute with the consultant over its right to receive the shares, the shares, which had not been delivered, were cancelled in October 1996. In December 1997, in connection with settlement of the dispute with the consultant, the Company issued 335,000 shares to the consultant, of which 285,000 have been delivered and 50,000 shares were cancelled in May of 1998. Such investor was accredited or an otherwise qualified investor based on its financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, issuance of the shares and subsequent reissuance was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In September 1996, the Company completed an offering of Common Stock pursuant to Rule 504 of Regulation D under the Act. An aggregate of 316,966 shares of Common Stock for an aggregate of $950,898 were sold by the Company to 43 investors. Each of such investors were either accredited and/or sophisticated investors, had pre-existing relationships with members of management of the Company, were employees or members of management of the Company and/or had access to relevant information pertaining to the comtemplated operations of the Company.

         In September 1996, the Company issued 7,900 shares of its Common Stock to a law firm for legal services rendered which services were valued at $23,700. Such investor was accredited and/or had a pre-existing relationship with the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to either Section 4(2) of the Act.

         In April 1997, the Company issued 90,000 shares of its Common Stock to four employees in connection with the exercise of stock options. The Company received exercise proceeds of $9,000. Such employees had a pre-existing relationship with the Company and had access to relevant information pertaining to the contemplated operations of the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to either Section 4(2) of the Act or Rule 701 under the Act.

         In June 1997, the Company issued 40,000 shares of its Common Stock to two attorneys for legal services rendered which services were valued at $6,000. Such investor was accredited and had a pre-existing relationship with the Company and had access to relevant information pertaining to the contemplated operations of the Company. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In July 1997, the Company issued 15,000 shares of its Common Stock to a consultant in consideration for consulting services rendered which services were valued at $2,250. Such investor was accredited or an otherwise qualified investor based on its financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Accordingly, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In August 1997, the Company issued an aggregate of 30,000 shares to two employees for a purchase price of $.10 per share in connection with exercise of stock options. Such employees had a pre-existing relationship with the Company and had access to relevant information pertaining to the contemplated operations of the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to either Section 4(2) of the Act or Rule 701 under the Act.

         In August 1997, the Company issued 1,164,470 shares of its Common Stock to its President, Benjamin Cohen. The shares were issued pursuant to the terms of an employment agreement entered into with Mr. Cohen on January 1, 1997. Mr. Cohen is an officer and director of the Company and therefore the issuance of the shares was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act.

         In October 1997, the Company issued 183,167 shares of its Common Stock to Dominick M. Seminara, the Chief Executive Officer of the Company, 183,166 shares of its Common Stock to Mirco Vietti, its Executive Vice President, and 30,000 shares of its Common Stock to a former officer, in connection with the exercise of stock options. Messrs. Seminara and Vietti paid $.11 per share and the former officer paid $.10 per share in connection with the exercise by delivery of promissory notes. Each of the investors, as officers and directors of the Company, had pre-existing relationships with the Company and had access to relevant information pertaining to the contemplated operations of the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to either Section 4(2) of the Act or Rule 701 under the Act.

         In December 1997, the Company issued 15,000 shares of its Common Stock to George Erfurt, its Vice President of Sales, in the connection with the exercise of his stock options. The Company received $.15 per share from Mr. Erfurt. Such employee had a pre-existing relationship with the Company and had access to relevant information pretaining to the contemplated operations of the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to either Section 4(2) of the Act or Rule 701 under the Act.

         In December 1997, the Company issued 5,000 shares to an accountant in return for professional services rendered which services were valued at $750. Such investor was accredited and/or had a pre-existing relationship with the Company and had access to relevant information pertaining to the contemplated operations of the Company. Therefore the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In December 1997, the Company completed a private offering of 48,667 shares of Series A Convertible Preferred Stock. The offering was conducted pursuant to Rule 506 of Regulation D of the Act. All of such investors were accredited or otherwise qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. In connection with the offering, the firm of Noesis Capital Corp. served as the placement agent. As compensation for its services as placement agent, Noesis received a selling commission of 5% of the dollar amount of the offering. In addition, Noesis received warrants to purchase shares of the Company's Common Stock exercisable at $2.50 per share.

         In the period from September 1997 through May 1998, the Company issued 176,800 shares of its Common Stock to 11 employees and 1 former employee in connection with their exercise of stock options at per share prices ranging from $.10 to $.25. Such employees had a pre-existing relationship with the Company and had access to relevant information pertaining to the contemplated operations of the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to either Section 4(2) of the Act or Rule 701 under the Act.

         In July 1998, the Company issued 15,022 shares of its Series B Convertible Preferred Stock to a manufacturer of its products in satisfaction of an obligation to pay the manufacturer the sum of $1,502,200. Such investor was accredited and had a pre-existing relationship with the Company and had access to relevant information pertaining to the contemplated operations of the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In September 1998, the Company issued 62,500 shares of its Common Stock to two investors for gross proceeds of $125,000 in connection with an offering pursuant to Rule 504 of Regulation D of the Act. All of such investors were accredited or otherwise qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. The firm of Alexander Wescott acted as placement agent in connection with the Offering and received commissions and non-accountable expense allowance of an aggregate of 13% of the proceeds raised.

         In September 1998, the Company issued 7,500 shares to a public relations firm, for services to be rendered which services were valued at $9,540. Such investor was accedited or an otherwise qualified investor based on its financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In September 1998, the Company issued an aggregate of 15,000 shares to two accountants in return for professional services rendered which services were valued at $19,080. Such investors were accredited and/or had a pre-existing relationship with the Company and had access to relevant information pertaining to the contemplated operations of the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to
Section 4(2) of the Act.

         In October 1998, the Company issued 100,000 shares to an investment banking firm for services valued at $127,200 and to be rendered pursuant to a financial advisory agreement. Such investor was accedited or an otherwise qualified investor based on its financial resources and knowledge of investments, had access to or was provided with relevant financial and other information relating to the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

         In November 1998, the Company issued an aggregate of 975,000 shares of its Common Stock to six investors for aggregate proceeds of $875,000. The shares were issued pursuant to Rule 504 of Regulation D of the Act. All of such investors were accredited or otherwise qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company.

         In November 1998, the Company issued an aggregate of 92,000 shares to two investors in its 1997 preferred stock private offering in conversion of their shares of Series A Convertible Preferred Stock into shares of Common Stock. All of such investors were accredited or otherwise qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 3(a)(9) of the Act.

         In March 1999, the Company issued an aggregate of 973,334 shares of Common Stock to nine investors in conversion of their Series A Convertible Preferred Stock. All of such investors were accredited or otherwise qualified investors based on their financial resources and knowledge of investments, had access to or were provided with relevant financial and other information relating to the Company. Therefore, the issuance of the shares was exempt from the registration requirements of the Act pursuant to Section 3(a)(9) of the Act.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
-------  ------------------------------------------

         The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation (the "Articles") provides as follows:

                          ARTICLE IX - INDEMNIFICATION
                          ----------------------------

                  "The Corporation shall indemnify any registered agent, officer, director or incorporator, or any form of registered agent, officer or director, to the full extent permitted by law."

         In addition, the Company's by-laws provides as follows:

                                    ARTICLE V
                                    ---------
          INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS
          ------------------------------------------------------------

         Section 5.01.     DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.
                           ------------------------------------------

              (1) The corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment , order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, or itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

              (2) The corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

              (3) To the extent that a director, officer, employee, or agent of the corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsections
         (1) or (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

              (4) Any indemnification under subsections (1) or (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections
         (1) or (2). Such determination shall be made:

                  (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

                  (b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

                  (c) By independent legal counsel:

                        (i) Selected by the board of directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or

                        (ii) If a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designed under paragraph (b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

                  (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

              (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

              (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

              (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and the corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

                  (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

                  (b) A transaction from which the director, officer, employee, or agent derived an improper personal benefit;

                  (c) In the case of a director, a circumstance under which the liability provisions of Section 607.0834 under the Act are applicable; or

                  (d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

              (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

              (9) Notwithstanding the failure of the corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

                  (a) The director, officer, employee, or agent if entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

                  (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

                  (c) The director, officer, employee, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2) or subsection (7).

              (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, employee, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, is in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

              (11) For purposes of this section:

                  (a) The term "other enterprises" includes employee benefit plans;

                  (b) The term "expenses" includes counsel fees, including those for appeal;

                  (c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

                  (d) The term "proceeding" includes any threatened, pending, or completed action, suit or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

                  (e) The term "agent" includes a volunteer;

                  (f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

                  (g) The term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

              (12) The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

         The financial statements and supplementary data are included herein.

FINANCIAL STATEMENTS AND EXHIBITS.
----------------------------------

         The following audited financial statements for the Company, including the audited balance sheet at December 31, 1997 and the related audited statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1997 and the unaudited balance sheet at September 30, 1998 and the related unaudited statements of operations, changes in stockholders' equity, and cash flows for each of the nine months ended September 30, 1998 and September 30, 1997.


                            PSI INDUSTRIES, INC.
                                  CONTENTS
                                  --------

                                                                           PAGE
         Report of Independent Auditors                                     F-2
         Consolidated Balance Sheets                                        F-3
         Consolidated Statements of Operations                              F-4
         Consolidated Statements of Stockholders Equity                     F-5
         Consolidated Statements of Cash Flows                              F-6
         Notes to Consolidated Financial Statements                         F-8

                        PSI INDUSTRIES, INC.

                        REPORT ON AUDIT OF CONSOLIDATED
                        FINANCIAL STATEMENTS

                        YEARS ENDED DECEMBER 31, 1997 AND 1996

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Board of Directors of
 PSI Industries, Inc.

         We have audited the accompanying consolidated balance sheets of PSI Industries, Inc. (the "Company") as of December 31, 1997, and 1996, the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSI Industries, Inc. as of December 31, 1997, and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




                                       /s/ FELDMAN SHERB EHRLICH & CO., P.C.
                                       -------------------------------------
                                       Feldman Sherb Ehrlich & Co., P.C.
                                       Certified Public Accountants




New York, New York
September 22, 1998
except for Note 11
as to which the
date is February 26, 1999

                              PSI INDUSTRIES, INC.
                              --------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------








                                                                         September 30,            December 31,
                                                                    ---------------------   ------------------------
                                                                             1998              1997          1996
                                                                    ---------------------   ------------  ----------
ASSETS                                                                   (Unaudited)
------

CURRENT ASSETS:
      Cash                                                             $     96,388    $    224,680    $   242,982
      Accounts receivable, net of allowance for doubtful
         accounts of $170,297  in 1998, $138,142 in 1997
         and $107,659 in 1996                                             4,631,121       4,479,636      1,681,812
      Inventories                                                        10,173,459       5,774,263      6,719,457
      Deferred income taxes                                                  25,708          25,708         67,295
      Prepaid expenses and other current assets                             450,069         272,200        338,019
      Notes receivable from and advances to related parties                 401,594            --             --
                                                                       ------------    ------------    -----------
         Total current assets                                            15,778,339      10,776,487      9,049,565

      Notes receivable from and advances to related parties                    --           380,613        255,236
      Property and equipment, net                                         1,464,669       1,355,501        338,084
      Investment in H & G Venture, Inc.                                        --              --          706,455
      Deferred income taxes                                                    --              --           27,123
      Other assets                                                          254,608         624,466        172,003
                                                                       ------------    ------------    -----------
         Total assets                                                  $ 17,497,616    $ 13,137,067    $10,548,466
                                                                       ============    ============    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
                                                                                                       -----------

CURRENT LIABILITIES:
      Trade accounts payable                                           $  3,605,392    $  1,984,426    $ 3,611,687
      Accrued expenses                                                      587,720         241,460        126,702
      Line of credit                                                      6,917,226       7,103,984      3,855,029
      Current portion of long-term notes payable                             43,900          22,682         26,841
                                                                       ------------    ------------    -----------
         Total current liabilities                                       11,154,238       9,352,552      7,620,259

Deferred income taxes                                                        25,708          25,708        110,292
Long-term notes payable                                                     577,993         517,196        527,550

STOCKHOLDERS' EQUITY:
      Common Stock, $.0001 par value - 20,000,000 shares
         authorized,8,910,743, 8,836,943 and 7,767,610 shares issued
         and outstanding in 1998, 1997 and 1996, respecti891y                   884             777
      Convertible Preferred Stock - Series A, $.0001 par value,
         200,000 shares authorized, 48,667 shares issued and
         outstanding, $1,460,010 liquidation value                                5               5           --
      Convertible Preferred Stock - Series B, $.001 par value,
         20,000 shares authorized, 15,022 shares issued and
         outstanding, $1,502,200 liquidation value                               15            --             --
      Additional paid-in capital                                          4,151,771       2,512,925        989,494
      Deferred compensation                                                 (19,409)        (63,076)          --
      Stock subscription receivable                                         (60,747)        (60,747)          --
      Retained earnings                                                   1,667,151         851,620      1,300,094
                                                                       ------------    ------------    -----------
         Total stockholders' equity                                       5,739,677       3,241,611      2,290,365
                                                                       ------------    ------------    -----------

         Total liabilities and stockholders' equity                    $ 17,497,616    $ 13,137,067    $10,548,466
                                                                       ============    ============    ===========











                        See notes to financial statements
                                       F-3



                              PSI INDUSTRIES, INC.
                              --------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------


                                                      Nine Months Ended September 30,     Year Ended December 31,
                                                    --------------------------------   ---------------------------
                                                          1998             1997           1997           1996
                                                    ----------------- -------------    -----------    ------------
                                                     (Unaudited)        (Unaudited)

Net sales                                            $ 21,029,453    $ 17,025,282    $ 23,976,069    $ 14,055,252
Cost of sales                                          15,857,508      12,620,580      19,179,005      10,628,676
                                                     ------------    ------------    ------------    ------------
Gross profit                                            5,171,945       4,404,702       4,797,064       3,426,576

Selling, general and administrative expenses            3,432,734       3,176,898       4,251,152       2,517,044
Product development costs                                  71,240         122,152         408,486         416,177
                                                     ------------    ------------    ------------    ------------
Operating income                                        1,667,971       1,105,652         137,426         493,355

Other expenses:
      Interest expense, net of interest income           (488,690)       (407,372)       (582,809)       (293,217)
                                                     ------------    ------------    ------------    ------------
Income (loss) before income taxes                       1,179,281         698,280        (445,383)        200,138
Income tax provision (benefit)                            309,000         251,381         (15,874)         50,675
                                                     ------------    ------------    ------------    ------------
Net income (loss)                                    $    870,281    $    446,899    $   (429,509)   $    149,463

Cumulative preferred stock dividend                        54,750            --            18,965            --
                                                     ------------    ------------    ------------    ------------

Net income to common stockholders                    $    815,531    $    446,899    $   (448,474)   $    149,463
                                                     ============    ============    ============    ============

Net income per common share - basic                  $       0.09    $       0.06    $      (0.06)   $       0.02
                                                     ============    ============    ============    ============

Net income per common share - diluted                $       0.09    $       0.05    $      (0.06)   $       0.02
                                                     ============    ============    ============    ============

Weighted average number of common shares - basic        8,601,362       7,208,657       7,392,619       7,326,853
                                                     ============    ============    ============    ============

Weighted average number of common shares - diluted      9,063,586       8,298,689       7,443,183       7,785,781
                                                     ============    ============    ============    ============








                       See notes to financial statements.
                                       F-4



                              PSI INDUSTRIES, INC.
                              --------------------

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------


                                                                                                      Additional
                                                          Common Stock           Preferred Stock      Paid - In
                                                    -----------------------  ---------------------  -------------------
                                                     Shares         Amount   Shares    Amount          Capital
                                                    -------------------------------- -------------  -------------------

Balance at December 31, 1995                            1,004,000    $ 100      --       $--       $     5,800
  Cash distributions to stockholders                         --       --        --        --              --
  Additional shares issued in connection with                   0
     6.96-for-one stock split                           5,982,818      598      --        --              (598)
  Issuance of shares in connection with private                 0
    placement, net of issuance costs of $55,427           316,966       32      --        --           895,439
  Issuance of shares to a domestic corporation                  0
    for cash                                              455,926       46      --        --            65,154
  Issuance of shares for legal services                     7,900        1      --        --            23,699
  Net income                                                 --       --        --        --                 0
                                                       ----------    -----    ------     ---       -----------
Balance at December 31, 1996                            7,767,610      777      --        --           989,494
  Pruchase of treasury stock                           (1,164,470)    (116)     --        --          (174,554)
  Deferred compensation related to issuance of
    1,164,470 shares of common stock in
  connection with an employment agreement               1,164,470      116      --        --           174,554
  Amortization of deferred compensation                      --       --        --        --              --
  Issuance of Preferred Stock-Series A, net of
    issuance costs of $72,733                                --       --      48,667       5         1,387,639
  Issuance of common stock for cash                       156,000       16      --        --            15,584
  Issuance of common stock for services                   397,000       40      --        --            59,512
  Issuance of common stock for subscription
    receivable                                            516,333       51      --        --            60,696
  Preferred stock dividends                                  --       --        --        --              --
  Net loss                                                   --       --        --        --              --
                                                       ----------    -----    ------     ---       -----------
Balance at December 31, 1997                            8,836,943      884    48,667       5         2,512,925
  Issuance of Preferred Stock-Series B for inventory         --       --      15,022      15         1,502,185
  Issuance of common stock for cash                       103,300       10      --        --           112,938
  Issuance of common stock for services                    20,500        2      --        --            28,718
  Cancellation of common stock                            (50,000)      (5)     --        --            (4,995)
  Preferred stock dividends                                  --       --        --        --              --
  Deferred compensation amortization                         --       --        --        --              --
  Net income                                                 --       --        --        --              --
                                                       ----------    -----    ------     ---       -----------
Balance at September 30, 1998                           8,910,743    $ 891    63,689     $20       $ 4,151,771
                                                       ==========    =====    ======     ===       ===========







                                                                        Stock                     Total
                                                        Deferred     Subscription  Retained    Stockholders'
                                                      Compensation   Receivable    Earnings       Equity
---------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                           $    --      $   --      $ 1,179,631    $ 1,185,531
  Cash distributions to stockholders                        --          --          (29,000)       (29,000)
  Additional shares issued in connection with
     6.96-for-one stock split                               --          --                0              0


  Issuance of shares in connection with private
    placement, net of issuance costs of $55,427             --          --                0        895,471
  Issuance of shares to a domestic corporation
    for cash                                                --          --                0         65,200
  Issuance of shares for legal services                     --          --                0         23,700
  Net income                                                --          --          149,463        149,463
                                                       ---------    --------    -----------    -----------
Balance at December 31, 1996                                --          --        1,300,094      2,290,365
  Pruchase of treasury stock                                --          --             --         (174,670)
  Deferred compensation related to issuance of
    1,164,470 shares of common stock in
  connection with an employment agreement               (174,670)       --             --             --
  Amortization of deferred compensation                  111,594        --             --          111,594
  Issuance of Preferred Stock-Series A, net of
    issuance costs of $72,733                               --          --             --        1,387,644
  Issuance of common stock for cash                         --          --             --           15,600
  Issuance of common stock for services                     --          --             --           59,552
  Issuance of common stock for subscription
    receivable                                              --       (60,747)          --             --
  Preferred stock dividends                                 --          --          (18,965)       (18,965)
  Net loss                                                  --          --         (429,509)      (429,509)
                                                       ---------    --------    -----------    -----------
Balance at December 31, 1997                             (63,076)    (60,747)       851,620      3,241,611
  Issuance of Preferred Stock-Series B for inventory        --          --             --        1,502,200
  Issuance of common stock for cash                         --          --             --          112,948
  Issuance of common stock for services                     --          --             --           28,720
  Cancellation of common stock                              --          --             --           (5,000)
  Preferred stock dividends                                 --          --          (54,750)       (54,750)
  Deferred compensation amortization                      43,667        --             --           43,667
  Net income                                                --          --          870,281        870,281
                                                       ---------    --------    -----------    -----------
Balance at September 30, 1998                          $ (19,409)   $(60,747)   $ 1,667,151    $ 5,739,677
                                                       =========    ========    ===========    ===========











                         See notes financial statements.
                                       F-5









                              PSI INDUSTRIES, INC.
                              --------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------


                                                                          Nine Months Ended September 30,    Year ended December 31,
                                                                          -----------------------------   --------------------------
                                                                                1998         1997              1997           1996
                                                                          -------------   ----------       ------------    ---------
                                                                            (Unaudited)   (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income (loss)                                                   $   870,281    $   446,899     $  (429,509)   $   149,463
                                                                         -----------    -----------     -----------    -----------

      Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
          Bad debt expense                                                     63,000         34,000         116,000        184,828
          Depreciation                                                         63,000         47,000          76,500         48,202
          Amortization                                                         43,667        175,177         111,594         72,076
          Loss on disposal of asset                                              --             --             3,693           --
          Deferred income taxes                                                  --             --           (15,874)        15,874
          Issuance of common stock for services                                23,720           --            59,551         23,700
          Changes in operating assets and liabilities:
            Accounts receivable                                              (214,485)    (2,290,078)     (2,913,824)      (166,781)
            Notes receivable                                                     --             --          (174,607)          --
            Inventories                                                    (2,896,996)        78,694         945,194     (4,829,316)
            Prepaid expenses and other current assets                        (177,869)        13,862          65,819       (177,598)
            Other assets                                                      411,965         20,972        (452,462)      (233,462)
            Accounts payable                                                1,620,963     (1,491,902)     (1,627,260)     2,968,107
            Accrued expenses                                                  346,261        275,608         114,758        115,411
                                                                          -----------    -----------     -----------    -----------
            Total adjustments                                                (716,774)    (3,136,667)     (3,690,981)    (1,978,959)
                                                                          -----------    -----------     -----------    -----------
NET CASH PROVIDED BY (USED IN)
     OPERATING ACTIVITIES                                                     153,507     (2,689,768)     (4,120,490)    (1,829,496)
                                                                          -----------    -----------     -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                           (66,081)       (56,719)       (407,055)      (103,653)
Proceeds from disposal of property and equipment                                 --             --            15,900           --
Investment in patents                                                         (42,106)          --              --             --
Advances to stockholders                                                      (20,981)      (441,751)       (125,377)      (117,138)
                                                                          -----------    -----------     -----------    -----------
NET CASH USED IN INVESTING ACTIVITIES                                        (129,168)      (498,470)       (516,532)      (220,791)
                                                                          -----------    -----------     -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from/(Payments to) line of credit, net                              (186,758)     2,040,439       3,248,955      1,354,237
Proceeds from issuance of common and preferred stock,
      net of issuance costs                                                   112,949        929,731       1,403,244        933,315
Principal payments on borrowings                                              (24,072)       (24,914)        (14,514)       (19,270)
Distributions to stockholders                                                 (54,750)          --           (18,965)       (29,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                          (152,631)     2,945,256       4,618,720      2,239,282


NET INCREASE (DECREASE) IN CASH                                              (128,292)      (242,982)        (18,302)       188,995
CASH AT BEGINNING OF PERIOD                                                   224,680        242,982         242,982         53,987
                                                                          -----------    -----------     -----------    -----------
CASH AT END OF PERIOD                                                     $    96,388    $      --       $   224,680    $   242,982
                                                                          ===========    ===========     ===========    ===========











                        See notes financial statements.
                                       F-6

                              PSI INDUSTRIES, INC.
                              --------------------

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                -------------------------------------------------


                                                                  Nine Months Ended September 30,          Years ended December 31,
                                                              -------------------------------------      ---------------------------
Supplemental disclosures of cash flow information:                1998                1997                   1997            1996
                                                              ------------------   ----------------      ----------      ----------

                                                               (Unaudited)        (Unaudited)
Noncash investing and financing activities:
Decrease in investment in H& G Venture, Inc. and
  increase in property and equipment                        $      -              $        706,455     $      706,455     $     -
                                                              ==================   ================      =============      ========

Purchase of equipment for a note payable                    $           106,087   $ -                  $      -           $     -
                                                              ==================   ================      =============      ========

Purchase of common stock in exchange for notes
  receivable from and advances to related parties           $      -              $        174,670     $      174,670     $     -
                                                              ==================   ================      =============      ========

Issuance of common stock related to deferred compensation   $      -              $        174,670     $      174,670     $     -
                                                              ==================   ================      =============      ========

Issuance of common stock for services                       $            23,720   $         -          $       59,552     $   23,700
                                                              ==================   ================      =============      ========

Issuance of preferred stock for inventory                   $         1,502,200   $         -          $      -           $    -
                                                              ==================   ================      =============      ========

Issuance of common stock for subscriptions receivable       $      -              $         -          $       60,696     $    -
                                                              ==================   ================      =============      ========

Interest paid                                               $           266,054   $        245,650     $      598,675     $  299,074
                                                              ==================   ================      =============      ========








                        See notes financial statements.
                                       F-7

                              PSI INDUSTRIES, INC.
                              --------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                     YEARS ENDED DECEMBER 31, 1997 AND 1996
                     --------------------------------------


         The consolidated balance sheet at September 30,1998 and the consolidated statements of operations and cash flows for the nine months ended September 30, 1998 and 1997 and the consolidated statement of stockholders' equity for the nine months ended September 30, 1998 are unaudited but include all adjustments which in the opinion of management, are necessary to the fair presentation of the financial position and results of operations for the periods then ended. All such adjustments are of normal and recurring nature. The results of the operations for any interim period are not necessarily indicative of results of operations for a full fiscal year.


1.  ORGANIZATION
    ------------

         PSI Industries, Inc. (the "Company") was incorporated in 1986 under the laws of the State of Florida. The Company manufactures and distributes a single-use camera, "The Message Camera." In addition, the Company is a wholesale distributor of photographic film, cameras, ancillary photographic equipment and consumer electronics nationwide to wholesale and retail businesses.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------


         A. PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material inter-company transactions have been eliminated in consolidation.

         B. REVENUE RECOGNITION - Sales are recorded at the time merchandise is shipped and risk of ownership is transferred, and are reported net of estimated returns and allowances.

         C. INVENTORIES - Inventories, consisting primarily of finished goods held for resale and raw material, are stated at the lower of cost, determined on the weighted average method or market.

         D. PROPERTY AND EQUIPMENT - Property and Equipment is carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the asset which range from 5 to 30 years.

         E. ADVERTISING COSTS - The Company expenses advertising costs when incurred, with the exception of direct costs associated with the first showing of advertisements which are deferred until such first showing. At December 31, 1997, advertising costs deferred and reported as prepaid expenses and other assets were approximately $242,000. Advertising costs, included in selling, general and administrative expenses, totaled approximately $39,000 and $26,000 for 1997 and 1996, respectively.

         F. USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

         G. PRODUCT DEVELOPMENT COSTS - Costs related to the design and development of The Message Camera are expensed as incurred.

         H. INCOME TAXES - Prior to March 31, 1996, the Company had elected to be taxed as an S corporation pursuant to the provisions of the Internal Revenue Code, which provides that, in general, in lieu of corporate income taxes, the stockholders shall be taxed on the Company's taxable income in accordance with their ownership interest. Effective March 31,1996, the Company terminated the S corporation election upon the completed sale of shares of its common stock to a domestic corporation (see Note 10). Deferred income taxes are determined on the liability method in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, ACCOUNTING FOR INCOME TAXES.

         I. LONG LIVED ASSETS - The Company has adopted SFAS, No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. In accordance with this statement, the Company evaluates the recovery of the carrying amount of its long-lived assets, primarily property and equipment, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. If this review indicates that the carrying value of the assets will not be recoverable, as determined based on the estimated non-discounted cash flows of the Company over their remaining estimated useful lives, the carrying amount is reduced by the estimated shortfall of cash flows.

         J. EARNINGS PER SHARE - The Company has adopted SFAS, No. 128, Earnings per Share. Net income (loss) per common share has been restated for all periods presented to conform to the provisions of SFAS No. 128. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the per share amount that would have resulted if diluted potential common stock had been converted to common stock, as prescribed by SFAS No. 128.


3.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS
    -------------------------------------------------


         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash in banks and trade accounts receivable. The credit risk associated with cash in banks is considered low due to the credit quality of the institutions. The Company performs on-going credit evaluations of its trade customers and generally does not require collateral.

         At December 31, 1997 and 1996, accounts receivable include one customer and three customers representing 18% and 53%, respectively, whose balance exceeds 10% of aggregate accounts receivable.


         At December 31, 1997 and 1996, no single customer accounted for 10% of sales.



4.  INVENTORIES
    -----------


         At, December 31, 1997 and 1996, inventories are comprised of the following:



                                          1997                    1996
                                   ------------------       -----------------

              Raw materials     $         1,147,599        $        575,255

              Finished goods              4,626,664               6,144,202

                                   ----------------          --------------
                                $         5,774,263        $      6,719,457
                                   ================          ==============



5.  PROPERTY AND EQUIPMENT
    ----------------------

         At, December 31, 1997 and 1996, property and equipment is comprised of the following:



                                                            1997                     1996
                                                      ----------------        ------------------

               Building and building               $           844,320     $             133,733
               improvements
               Machinery and equipment                         484,583                   134,166
               Furniture and fixtures                          173,044                   139,117
               Vehicles                                         69,338                    71,368
                                                      ----------------        ------------------
                                                             1,571,285                   478,384
               Less: Accumulated depreciation                (215,784)                 (140,300)
                                                      ----------------        ------------------
                                                   $         1,355,501     $             338,084
                                                      ================        ==================


6. INVESTMENT IN H & G VENTURE, INC.
   ---------------------------------


         On April 24, 1995, the Company entered into a stock purchase agreement for 35 shares of H & G Venture, Inc.( "H&G"), which represents 35% of its authorized, issued and outstanding common stock. H&G's sole asset is a building in which the Company occupies approximately 35% of the available square footage. During 1997, the 65% owner of H & G refinanced H & G's first mortgage such that it allowed for the purchase of 35% of the building by the Company. Prior to the refinancing, the Company purchased the above mentioned shares which were held in escrow as collateral for the Company's note payable to the 65% owner of H & G. The stock held in escrow was reflected on the balance sheet at December 31, 1996 as a long-term investment since the Company intended to exchange its shares in H & G for an ownership interest in 35% of the building. The aggregate purchase price for the shares was $700,000, with a cash payment of $140,000 and a promissory note of $560,000(see
         Note 8).

7.  LINE OF CREDIT
    --------------


         On May 29, 1997, the Company refinanced its existing revolving line of credit. The new line of credit of $7,500,000 provides for borrowings based on a percentage of eligible trade accounts receivable and inventories. Borrowings pursuant to the agreement bear interest, payable monthly, at the financial institution's prime rate plus .25%(8.75% at December 31, 1997) and are due on demand. At December 31, 1997, there was no additional availability under this agreement. This revolving line of credit is collateralized by substantially all accounts receivable and inventories of the Company and is guaranteed by certain stockholders of the Company.

         Prior to May 29, 1997, the Company had a revolving line of credit with a financial institution for $5,000,000 and provided for borrowings based on a percentage of eligible trade accounts receivable and inventories. Borrowings pursuant to the agreement bore interest, payable monthly, at the financial institution's prime rate plus .25% (8.50% at December 31, 1996) and were due on demand. This revolving line of credit was collateralized by substantially all accounts receivable and inventories of the Company and was guaranteed by certain stockholders of the Company.


8.  DEBT
    ----
         Long-term debt consists of the following:


                                                                          December 31
                                                                     1997              1996
                                                              ------------------------------------

Mortgage note, payable in monthly principal
payments of $1,890 plus interest at the financial
institutions prime rate plus .50% (9.00% at
December 31, 1997) with a balloon payment of
$449,150 due on March 31, 2002, collateralized by
building and building improvements (a)                              $ 539,878      $   -

Promissory note, issued in connection with the
Company's investment in H & G described in Note 6,
bearing interest at 9.875% at December 31, 1996
payable in full on January 31, 1997,
collateralized by the Company's investment in H &
G (a)                                                                   -            546,451

 Promissory note                                                        -              7,940
                                                              ------------------------------------
                                                                      539,878        554,391

Less current maturities                                               (22,682)       (26,841)

                                                              ------------------------------------
                                                                     $517,196       $527,550
                                                              ================== =================

         (a) On January 31, 1997, the Company entered into a 90-day note payable with a bank, the proceeds of which were used to pay-off the existing promissory note. On March 31, 1997, this promissory note was repaid with the proceeds of the mortgage note.

         Maturities on long-term debt are as follows:

                    1998      $          22,682
                    1999                 22,682
                    2000                 22,682
                    2001                 22,682
                    2002                449,150
                               ----------------
                              $         539,878
                               ================

9.  RELATED PARTY TRANSACTIONS
    --------------------------

         On January 1, 1997, in connection with the issuance of shares under an employment agreement (Note 11) certain stockholders' sold 1,164,741 shares of common stock to the Company at a purchase price of $.15 per share totaling $174,670. The purchase price of $174,670 was paid through the reduction of notes receivable and advances to related parties.

         As of December 31, 1997, the Company had notes receivable and advances to related parties, due on demand, totaling $380,613, of which $187,656 represents advances to certain officers for 1998 compensation. The Company does not intend to demand repayment prior to January 1, 1999.

10.  INCOME TAXES
     ------------

         Concurrent with the March 31, 1996 issuance of additional shares of common stock to a domestic corporation, the Company's S corporation election was terminated, making it subject to corporate income taxes. The components of the income tax provision for the year ended December 31, 1997 and the period April 1, 1996 to December 31, 1996 is as follows:


                                                        Period from
                                                         April 1,
                              Year ended                  1996 to
                             December 31,              December 31,
                                 1997                      1996
                         ---------------------    ----------------------
           Current     $                     -    $               34,801
           Deferred                   (15,874)                    15,874
                         ---------------------    ----------------------
           Total       $              (15,874)    $               50,675
                         =====================    ======================


         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) are as follows:




10.  INCOME TAXES (CONTINUED)
     ------------------------



                                                                          Period from
                                                        Year ended        April 1,1996
                                                         December         to December
                                                         31,1997           31, 1996
                                                  ------------------  --------------------
Deferred tax assets:
   Net operating loss                        $            49,587      $         -
carryforwards

   Allowance for doubtful                                 51,983                    40,512
accounts
   Amortization---expansion costs                          -                        27,132
   Uniform inventory                                      61,332                    26,774
capitalization
                                                ----------------      --------------------
Deferred tax assets                                      162,902                    94,418
Less valuation allowance                               (137,194)                -
                                                ----------------      --------------------
Total deferred tax assets                                 25,708                    94,418
Deferred tax liabilities:
   Fixed assets                                         (25,708)                  (25,708)
   Expansion costs                                         -                      (84,584)
                                                ----------------      --------------------
Total deferred tax liabilities                          (25,708)                 (110,292)
                                                ----------------      --------------------

Total net deferred taxes                     $            -           $           (15,874)

                                                ================      ====================









10.  INCOME TAXES (CONTINUED)
     ------------------------


         The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the year ended December 31, 1997 and the period April 1, 1996 through December 31, 1996 is as follows:



                                                           December 31
                                                      1997             1996
                                                ----------------- ---------------

Tax at federal statutory rate                            (34.00)%          34.00%
State taxes, net of federal tax benefit                    (3.32)           4.14
Nondeductible items                                          2.95           4.78
Benefit of change in tax status                             -              (7.08)
Benefit of graduated tax rates                              -              (4.50)
Valuation allowance                                         30.80            -
                                                ----------------- ---------------
Total                                                     (3.57)%          31.34%
                                                ================= ===============


         SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence , it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $137,194 valuation allowance at December 31, 1997 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $137,194. At December 31, 1997, the Company has available net operating loss carryforwards of approximately $132,000, which expire in the year 2012.

11.  COMMITMENTS
     -----------

         OPERATING LEASES

         The Company leases vehicles and office equipment under noncancelable operating leases expiring in various years through 2001. The leases require the Company to pay maintenance, taxes and insurance. Future minimum rental commitments under long-term noncancelable operating leases are as follows:

     -----------------------


                    Year ending December 31,

                     1998           $    120,265
                     1999                 94,565
                     2000                 28,198
                     2001                 11,139
                                      ----------
                                    $    254,167
                                      ==========

         During the years ended December 31, 1997 and 1996, rent expense was $110,384 and $70,895 respectively.

         AGREEMENTS

         Effective December 1, 1995, the Company entered into an exclusive distributorship agreement with Keepsake, Inc. (Keepsake), a Florida Corporation, from which the Company obtained a license to utilize the intellectual property (technology) of Keepsake in the manufacturing and sale of "The Message Camera." The technology involves the imprint of graphic pictorial representations upon photographic film for these single use cameras. On October 22, 1996, the Company amended this agreement extending the initial term from 5 to 20 years. The agreement provided for monthly royalty payments based on sales of single-use cameras. In order to prevent the termination of the Company's rights under this amended agreement, the Company is required to make certain minimum annual guaranteed royalty payments. During 1997, the Company incurred royalty expense to Keepsake of approximately $538,000, of which $95,667 remains unpaid and is included in trade accounts payable at December 31, 1997. At December 31, 1997, the remaining guaranteed royalty commitment was approximately $23.3 million. However, effective November 1, 1997, the Company discontinued the payments to Keepsake due to a dispute that arose in connection with the validity of Keepsake's patents. On February 20,1998, Keepsake terminated the distributorship agreement and brought a suit against the Company for, among other things, breach of contract. At December 31,1997, raw material inventory totaling approximately $434,000 was being held by Keepsake, and, accordingly, is included in noncurrent other assets.
         See legal matters below.

         On November 1, 1997 the Company entered into a nonexclusive license agreement with Polaroid, the owner of certain patents, for the manufacture and sale of pre-exposed film for use in The Message Camera. The license agreement with Polariod continues until the patents expire and may be terminated by the Company at any time by 60 days prior written notice. In the event the Company is unable to substantially perform its


11.  COMMITMENTS (CONTINUED)
     -----------------------

         obligations under the agreement and such default or inability is not cured within 60 days after written notice from Polaroid, then Polaroid may terminate the agreement by giving written notice. The agreement provides for monthly royalty payments of $.30 for each licensed product sold or disposed of or 5% of the net selling price of the licensed product, whichever is greater. During 1997, the Company incurred royalty expense to Polaroid of approximately $27,000 of which $27,000 is included in trade accounts payable at December 31, 1997.

         On January 1, 1997, the Company entered into a five-year employment agreement with an officer that requires the Company to pay a minimum compensation of $180,000 per year. At such time as the Company completes an underwritten public offering, the base salary shall increase to $250,000 per year. In addition, the Company issued to this officer 1,164,470 shares of common stock, of which 388,156 vested on January 1, 1997. The remaining shares vest pro rata on a monthly basis over the period from February 1, 1997 through January 1, 1999. Deferred compensation of $63,076 relates to the unvested shares at December 31, 1997 and is being amortized over the vesting period of the related shares.

         On July 1, 1997, the Company entered into a three year employment agreement with an officer that requires the Company to pay a minimum compensation of $100,000 per year, plus commissions.

         LEGAL MATTERS

         The Company is a defendant in an action by Keepsake, alleging, among other things, breach of contract (failure to make continuing fee payments, failure to accurately report sales and make payments under its agreements), civil theft, declaratory judgement, specific performance and injunctive relief ( failure to obtain written approval from Keepsake before appointing exclusive sub-distributorships). This action is at the pleadings stage. No trial date has been set. Management believes it has a strong defense in this action; however, given the complexity of the issues involved, it is unable to evaluate the likelihood of a favorable or unfavorable outcome at this time.

         The Company is a plaintiff in an action alleging, among other things, breach of certain written agreements and misappropriation of trade secrets. The defendant in that action has filed a lawsuit, in which the Company is a named defendant, asking the court to declare it is not infringing on certain patents underlying the technology described above alleging, among other things, unfair competition. Both parties have exchanged a release and settlement agreement, but it has not been executed and the action has not been dismissed. Management intends to continue to seek a settlement and believes the ultimate outcome will not have a material adverse effect on the Company's financial condition or results of operations.


         The Company is one of 28 defendants in an action by Fuji Film, alleging violation of a number of its patents. On February 26, 1999 the Administrative Law Judge ruled in favor of Fuji potentially eliminating the Company's use of recycled cameras. Although such ruling is not the final decision of the International Trade Commission, nor is it binding or enforceable, there can be no assurance the International Trade Commission will change such ruling. However, the Company has completed the design and development of a new 35mm camera which management believes should eliminate any potential conflict or infringement with any of the Fuji patents. Therefore, even if Fuji Film prevails, the Company believes that this will not have a material effect on the Company's business.


         The Company is a defendant in an action filed in the U.S. District Court for the Middle District of Florida (Orlando Division) in November 1998 by Keepsake, Inc. and Loura Dobbs. The action is for, among other things, unfair competition and patent infringement. The Company intends to vigorously contest the complainants' claims.

12.  EMPLOYEE BENEFIT PLANS
     ----------------------


         The Company has a defined contribution profit sharing plan, covering substantially all employees with more than one year of service. Contributions for the profit sharing plan are discretionary and determined by the Company's Board of Directors. During the years ended December 31, 1997 and 1996, no contributions were made to this plan


13.  STOCKHOLDERS' EQUITY
     --------------------

         On March 11, 1996, the Board of directors authorized a 6.96-for-one stock split resulting in 5,982,818 additional shares which were distributed to the shareholders of record.In March 1996, the Company issued 227,963 shares of unrestricted common stock to a domestic corporation at approximately $0.17 per share. The issue price was determined by the Board of Directors to be the market value at the date of issuance. Additionally, the Company granted the corporation an option to purchase an additional 227,963 shares of restricted stock at $0.12 per share, which option was exercised in 1996. The option price of $0.12 per share was determined by the Board of Directors to be the market value at the date of grant.

         In August 1996, the Company completed a private placement of 316,966 shares of common stock at $3.00 per share for an aggregate offering price of $950,898. In connection with this private placement, the Company issued 7,900 shares of common stock for legal services and recorded $23,700 of expense based on the private placement offering price of $3.00 per share. In December 1997, the Company completed a private placement of 48,667 shares of Series A convertible preferred stock with a $.0001 par value, at $30.00 per share for an aggregate offering price of $1,460,377. The Series A convertible preferred stock provides for payment of semiannual cash dividends of 5% per annum ($18,695 for the year ended December 31, 1997). Each share of Series A convertible preferred stock is convertible at the option of the holder into ten shares of the Company's common stock, $.0001 par value, equivalent to a price of $3.00 per share of common stock. The conversion price is subject to adjustment in the event the average of the Company's earnings per share for its fiscal years of 1997 and 1998, on a fully diluted basis (the "Average EPS"), is less than $.20 per share, in which event the conversion price shall be reduced to a number that equals 15 times the Average EPS, provided that in no event shall the conversion price be reduced below $2.50, an equivalent of 12 shares of the Company's common stock. At any time after one year from the date of issuance, the Company can require that all outstanding shares of the Series A convertible preferred stock be automatically converted at the conversion price then in effect if at any time (i) the closing bid price of the Company's common stock has exceeded $7.50 per share for a period of 20 consecutive trading days, (ii) the Company's common stock has been listed on NASDAQ or another national securities exchange and
         (iii) a registration statement covering the shares of common stock issuable upon conversion of the Series A convertible preferred stock has been filed with the Securities and Exchange Commission and declared effective. The holders of the Series A convertible preferred stock are entitled to such number of votes as are equal to the number of shares into which their holdings are convertible and vote together with the holders of the Company's common stock. In the event of liquidation, dissolution or winding up of the Company, the holders are entitled to share ratably, with all other holders of preferred stock all assets remaining available for distribution after payment of liabilities, but before any payments are made to the holders of common stock, up to $30.00 per share, plus any accrued but unpaid dividends. In connection with this private placement, the Company issued warrants to purchase 202,77 shares of common stock to the placement agent. The warrants are exercisable at $3 per share after December 30, 1998 and prior to December 30, 2002. The conversion price is subject to adjustment in the event Average EPS is less than $.20 per share, in which event the conversion price shall be reduced to a number that equals 15 times the Average EPS, provided that in no event shall the conversion price be reduced below $2.50.


14.  STOCK OPTION PLAN
     -----------------

         On March 15, 1996, the Company established the PSI Industries, Inc. 1996 Stock Option Plan (the "Plan"). The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related Interpretations on accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant, no compensation expense is recognized.

         Pursuant to the Plan, during 1996, the Company granted options to its employees to purchase 224,000 shares of its common stock at an exercise price of $0.10 per share and 366,333 at an exercise price of $.11 per share. From July 1, 1997 through December 31, 1997 the Company granted options to its employees to purchase 135,000 shares of its

     ----------------------------


         common stock at an exercise price of $.15 per share and 5,000 shares at an exercise price of $.25 per share. The exercise prices were determined by the Board of Directors to be the market value at the date of grant, and, therefore, no compensation expenses was recognized. Under the Plan, incentive stock options ("ISOs") may be granted at an exercise price of not less than the market value at the date of grant, except for ISOs granted to a 10% or greater stockholder, for which the exercise price is no less than 110% of the market value at the date of grant.

         During 1997, the Company issued 397,000 shares of restricted common stock in exchange for services which were valued at $59,551.

         During 1997, 672,333 options granted under this plan were exercised of which 156,000 were exercised for cash and 516,333 were exercised for stock subscriptions receivable.

         Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employees stock options under the fair value method of that statement. The fair value of outstanding options was estimated at the date of grant using the minimum value method, using the following assumptions: risk free rate of 5.11% for 1997, no expected dividends and weighted average expected life of the options of 2.7 years.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Based on the assumptions utilized above, the pro forma impact on net loss for 1997 is not materially different from amounts reported.



15.  EARNINGS PER SHARE
     ------------------

         The following table sets forth the computation of basic and diluted earnings per share:


                                                            Year Ended
                                                            December 31
                                                    1997                     1996
                                             --------------------------------------------
Numerator:
Net (loss) income                            $           (429,509)     $             149,463

Dividend on Series A preferred stock                      (18,965)                -
                                             ---------------------     ---------------------
Numerator for basic and diluted
earnings (loss) per share-income
available to common stockholders             $           (448,474)     $             149,463
                                             ---------------------     ---------------------
Denominator:
Denominator for basic earnings (loss)
per share-weighted average shares
outstanding                                              7,392,619                 7,326,853
Effect of dilutive securities
Options                                                 -                            454,497
                                             ---------------------     ---------------------
Denominator for diluted earnings (loss)
per share-adjusted weighted average and
assumed conversions                                      7,392,619                 7,781,350
                                             =====================     =====================
Basic earnings (loss) per share              $              (0.06)     $                0.02
                                             =====================     =====================
Diluted earnings (loss) per share            $              (0.06)     $                0.02
                                             =====================     =====================





16. BANK CREDIT
    -----------

         On September 15, 1998, the Company entered into a new credit agreement with a bank, which replaces the existing line of credit. The new agreement of $12,000,000 provides for borrowings based on a percentage of eligible trade accounts receivable and inventories. Several options are available to borrow at floating interest rates based on LIBOR (London Interbank Offered Rate) plus 2.25% or, at the financial institution's prime rate. The loan is due on demand. The credit agreement is collateralized by substantially all assets of the Company. The credit agreement contains covenants that place certain limits on the Company's ability to merge with another entity, incur debt or create liens on assets. In addition the credit agreement requires the Company to meet a tangible net worth test.


17.  YEAR 2000 ISSUE AND SUBSEQUENT EVENTS (UNAUDITED)
     -------------------------------------------------


         A. Until recently, many computer programs were written using two digits rather than four digits to define the applicable year in the twentieth century. Such software may recognize a date using "00" as the year 1900 rather than the year 2000. Utilizing both internal and external resources, the Company is in the process of defining, assessing and converting or replacing various programs, hardware and instrumentation systems to make them Year 2000 compatible. The Company's Year 2000 project is comprised of two components-business applications and equipment. The business applications component consists of the Company's business computer systems, as well as the computer systems of third-party suppliers or customers, whose Year 2000 problems could potentially impact the Company. Equipment exposures consist of personal computers, system servers, and telephone equipment whose Year 2000 problems could also impact the Company. Management believes that the cost of its Year 2000 initiatives is not expected to be material to the Company's results of operations or financial position.

         B. Through November, 1998, the Company sold 1,037,500 shares of common stock for $1,000,000 under Rule 504.

         C. On April 6, 1999, the Company and Keepsake, Inc. entered into a Mediated Settlement Agreement whereby the Company agreed to pay Keepsake $850,000 within 90 days, subject to, and conditioned upon the funding of the Company's pending private placement in an amount not less than $4,000,000. Such payment shall be in full and final settlement of all claims arising in actions filed in the Circuit Court of Orange County, Florida, the U.S. District Court for the Middle District of Florida (Orlando Division) and the Circuit Court of Palm Beach County, Florida. In the event the Company does not make payment within 48 hours of receipt of the funding, Keepsake shall be entitled to a judgment in the amount of $850,000 upon the filing of an affidavit of nonpayment with notice to defendants.

                                  PART III
                                  --------

ITEM 2.  INDEX TO EXHIBITS.
-------  ------------------

         EXHIBIT NO.        DESCRIPTION OF DOCUMENT
         -----------        -----------------------
              1.1           Form of Underwriting Agreement [1.1] (2)
                2           Articles of Merger [2] (1)
              3.1           Form of Amended and Restated Articles of
                            Incorporation [3.1] (20)
              3.2           By-Laws, as amended [3.6] (1)
              4.1           Designation of Series C Convertible Preferred Stock
                            [4.1] (2)
              4.2           Form of Warrant Certificate [4.2] (1)
              4.3           Form of Series A Preferred Stock Certificate
                            [4.3] (1)
              4.4           Form of Series B Preferred Stock Certificate
                            [4.4] (1)
              4.5           Form of Series C Preferred Stock Certificate (2)
              4.6           Form of Series II Common Stock Purchase Warrant
                            Agreement between the Company and Florida Atlantic
                            Stock Transfer, Inc. (2)
              4.7           Form of Underwriters' Purchase Option [4.7] (2)
             10.1           1996 Stock Option Plan, as amended (2)
             10.2           License Agreement between Registrant and Polaroid
                            Corp. dated November 1, 1997 [10.2] (1)
             10.3           Employment Agreement for Benjamin Cohen dated
                            January 1, 1997 [10.3] (1)
             10.4           Employment Agreement for George Erfurt dated
                            July 1, 1997 [10.4] (1)
             10.5           Photoline Standardized Profit Sharing Plan & Trust
                            [10.5] (1)
             10.6           Loan and Security Agreement between Registrant and
                            Lasalle National Bank dated September 15, 1998
                            [10.6] (1)
             10.7           Promissory Note of Registrant and Mortgage Deed
                            between Registrant and Mellon United National Bank
                            dated December 16, 1998 [10.7] (1)
             10.8           Consulting Agreement between Registrant and Stedman
                            Walker dated August 26, 1998*
             10.9           Financial Advisory Agreement between Registrant and
                            Merit Capital Associates, Inc. dated October 1,
                            1998*
             10.10          Manufacturing & Sales Agreement between Registrant,
                            Chengdu Hoist Recording Instrument Co., Ltd. and
                            Mass Chance Electronics dated March 26, 1999*
                21          List of Subsidiaries of the Company [21] (2)
              27.1           Financial Data Schedule*

---------------------
*    Filed herewith
(1) Incorporated by reference to the exhibit number indicated as filed with the Company's Registration Statement on Form 10-SB (File No. 001-14747) as filed with the Commission on December 30, 1998.
(2) Incorporated by reference to the exhibit number indicated as filed with the Company's Registration Statement on Form SB-2 (File No. 333-74111) as filed with the Commission on March 9, 1999.

                                   SIGNATURES
                                   ----------

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PSI INDUSTRIES, INC.



Date:    April 13, 1999                  By: /S/BENJAMIN COHEN
                                               -----------------------
                                                Benjamin Cohen, President


                                       39